FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2nd, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box CH-8070 Zurich	Fax +41 44 333 88 77
Switzerland	media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports net income of CHF 6.7 billion for the first nine months of 2006 and net income of CHF 1.9 billion for the third quarter

Credit Suisse Group today reported net income of CHF 1,892 million for the third quarter of 2006, compared to net income of CHF 1,918 million in the third quarter of 2005.

Basic earnings per share improved to CHF 1.74 for the quarter, compared to CHF 1.67 in the third quarter of 2005.

For the first nine months of 2006, the Group's net income was CHF 6,654 million, compared to net income of CHF 4,747 million in the corresponding period of 2005.

Net new assets totaled CHF 31.0 billion in the third quarter of 2006.

Financial highlights

in CHF million	3Q2006	Change in %	Change in %	9 mths 2006	Change in %
		vs 2Q2006	vs 3Q2005		vs 9 mths 2005

Net revenues	8,076	(8)	(1)	27,789	21

Total operating expenses	5,656	1	0	17,894	7

Net income	1,892	(12)	(1)	6,654	40

Return on equity - Group	18.9%	-	-	21.7%	-

Return on equity - Banking	19.0%	-	-	23.4%	-

Basic earnings per share (CHF)	1.74	-	-	6.00	-

BIS tier 1 ratio (at quarter end)	10.8%	-	-	-	-

Zurich, November 2, 2006 "We achieved a good overall performance in the first nine months of 2006, with a 40% increase in net income. However, in the third quarter our Wealth Management result was seasonally lower, while our Investment Banking business reported good results in fixed income but was impacted by lower equity trading revenues," stated Oswald J. Gruebel, CEO of Credit Suisse Group.

He added: "We are continuing to make progress with our integrated banking model and are intensifying efforts to strengthen our operating results with the aim of delivering a sustained improvement in profitability."

Media Release
November 2, 2006
Page 2/6

Credit Suisse segment results

in CHF million		3Q2006	Change in %	Change in %	9 mths 2006	Change in %
			vs 2Q2006	vs 3Q2005		vs 9 mths 2005

Investment Banking	Net revenues	4,191	(6)	(5)	14,384	22
	Total operating expenses	3,452	10	(1)	10,833	3
	Income from continuing operations before taxes	758	(41)	(19)	3,609	175

Private Banking	Net revenues	2,682	(8)	(1)	8,705	12
	Total operating expenses	1,679	(6)	0	5,284	8
	Income from continuing operations before taxes	1,022	(9)	(1)	3,453	17

Asset Management	Net revenues	692	3	7	2,123	4
	Total operating expenses	535	(18)	19	1,704	33
	Income from continuing operations before taxes	158	485	(21)	419	(45)

Investment Banking
The Investment Banking segment reported income from continuing operations before taxes of CHF 758 million in the third quarter of 2006, a decrease of 19% compared to the third quarter of 2005. Net revenues were down 5% to CHF 4,191 million compared to the third quarter of 2005, primarily reflecting lower equity trading revenues. Lower revenues in equity underwriting and advisory and other fees compared to the third quarter of 2005 were partly offset by an increase in debt underwriting and fixed income trading revenues. Total operating expenses decreased 1% compared to the third quarter of 2005 due primarily to lower compensation accruals in line with lower revenues, partially offset by higher commission expenses resulting from higher transaction volumes. The compensation/revenue ratio was 53.5% in the third quarter of 2006, an improvement of 2.0 percentage points compared to the full-year 2005 level. The pre-tax income margin declined to 18.1% in the third quarter of 2006 from 21.3% in the third quarter of 2005, and the pre-tax return on average economic risk capital decreased to 21.5% from 28.9% in the third quarter of 2005. For the first nine months of 2006, Investment Banking reported a pre-tax income margin of 25.1% and a pre-tax return on average economic risk capital of 32.8%.

Private Banking
The Private Banking segment, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income from continuing operations before taxes of CHF 1,022 million in the third quarter of 2006, almost unchanged compared to the same period of 2005. Net revenues decreased slightly to CHF 2,682 million in the third quarter of 2006, as strong asset-based revenues related to the increased level of assets under management were offset by lower transaction-based revenues, reflecting reduced client activity throughout much of the third quarter. Total operating expenses were flat compared to the third quarter of 2005, as higher personnel expenses related to ongoing growth initiatives in Wealth Management were offset by lower performance-related compensation accruals and continuing cost management. The pre-tax income margin of 38.1% was almost unchanged from the third quarter of 2005.

Media Release
November 2, 2006
Page 3/6

The Wealth Management business reported income from continuing operations before taxes of CHF 684 million in the third quarter of 2006, a decrease of 5% compared to the third quarter of 2005, as marginally lower net revenues were accompanied by a slight increase in total operating expenses. The pre-tax income margin was 37.1% for the third quarter of 2006, down 1.6 percentage points compared to the same period of 2005. Net new assets amounted to CHF 10.9 billion, resulting in a rolling four quarter average growth rate of 7.2% in the third quarter of 2006.

Media Release
November 2, 2006
Page 4/6

The Corporate & Retail Banking business reported income from continuing operations before taxes of CHF 338 million in the third quarter of 2006, up 7% compared to the third quarter of 2005, primarily reflecting a reduction in total operating expenses. The pre-tax income margin rose by 3.2 percentage points to 40.3% compared to the third quarter of 2005. The pre-tax return on average economic risk capital was 48.1% in the third quarter of 2006, an improvement of 8.1 percentage points compared to the same period of 2005.

Asset Management
The Asset Management segment reported income from continuing operations before taxes of CHF 158 million in the third quarter of 2006, a decrease of 21% compared to the third quarter of 2005. Net revenues grew by 7% to CHF 692 million compared to the third quarter of 2005. This increase was driven primarily by stronger asset management revenues as a result of the growth in assets under management over the previous 12 months. Private equity and other investment-related gains totaled CHF 89 million, a decrease of 36% compared to the strong third quarter of 2005. Total operating expenses rose 19% compared to the third quarter of 2005, mainly reflecting costs associated with the realignment of the Asset Management business, higher compensation and benefits and increased commission expenses. The pre-tax income margin for the third quarter of 2006 was 22.8%, a decrease of 8.1 percentage points compared to the third quarter of 2005. Asset Management reported CHF 21.2 billion of net new assets in the third quarter of 2006. As of September 30, 2006, assets under management totaled CHF 659.6 billion, of which CHF 135.3 billion were alternative investment assets.

Net new assets
The Wealth Management business recorded CHF 10.9 billion of net new assets in the third quarter of 2006, reflecting inflows from key markets in all regions. For the first nine months of 2006, Wealth Management reported net new assets of CHF 41.9 billion, representing an annualized growth rate of 8.1%. The Asset Management business reported CHF 21.2 billion of net new assets in the third quarter of 2006, including alternative investment assets of CHF 6.2 billion. Overall, Credit Suisse Group recorded CHF 31.0 billion of net new assets in the third quarter of 2006. The Group’s total assets under management were CHF 1,454.3 billion as of September 30, 2006, an increase of 6% compared to June 30, 2006.

Winterthur
Prior to the second quarter of 2006, Winterthur was reported as a separate segment of Credit Suisse Group. Due to the agreement to sell Winterthur that was announced in June 2006, the Group's financial results now reflect this business as discontinued operations. Winterthur generated income from discontinued operations, net of tax, of CHF 424 million in the third quarter of 2006.

Outlook
Credit Suisse believes the economic outlook for 2007 is positive in view of the financial strength of corporations, the robustness of the financial services industry and the growth prospects for the emerging markets. As global energy and commodity prices remain subdued, it expects to see only very modest increases in global interest rates in the coming months. In addition, it sees further upside potential in equity market valuations, although periodic setbacks are possible. As it moves towards the end of the year, Credit Suisse's pipeline of business is strong.

Media Release
November 2, 2006
Page 5/6

Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

For additional information on Credit Suisse Group’s third-quarter 2006 results, please refer to the Group’s Quarterly Report 2006/Q3, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 63,000 people. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Media Release
November 2, 2006
Page 6/6

Presentation of Credit Suisse Group’s Third-Quarter 2006 Results
via Audio Webcast and Telephone Conference

Date	Thursday, November 2, 2006

Time	10:00 CET / 09:00 GMT / 04:00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group The presentation will be held in English.

Audio Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	US:	+1 866 291 4166
Reference: ‘Credit Suisse Group quarterly results’

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playbacks	Audio playback available approximately 3 hours after the event at: www.credit-suisse.com/results

Telephone replay available approximately 1 hour after the event on
	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	US:	+1 866 416 2558
Conference ID: 180# (please note: this is a new number to replace 962# in the invitation).

Note	We recommend that you dial in approximately 10 minutes before the start of the presentation for the audio webcast and telephone conference. Further instructions and technical test functions are available on our website.

Credit Suisse Group
Quarterly Report 2006/Q3

Cover: Charlene Yu, Private Banking, Hong Kong Photographer: John Wildgoose

Credit Suisse Group financial highlights
						9 months

in CHF m, except where indicated	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Consolidated statements of income
Net revenues	8,076	8,788	8,123	(8)	(1)	27,789	22,923	21
Income from continuing operations before taxes,minority interests, extraordinary items andcumulative effect of accounting changes	2,460	3,178	2,538	(23)	(3)	9,986	6,342	57
Net income	1,892	2,158	1,918	(12)	(1)	6,654	4,747	40

Return on equity
Return on equity – Group	18.9%	21.6%	20.1%	–	–	21.7%	16.9%	–
Return on equity – Banking 1)	19.0%	23.4%	22.7%	–	–	23.4%	18.1%	–

Earnings per share
Basic earnings per share, in CHF	1.74	1.94	1.67	–	–	6.00	4.16	–
Diluted earnings per share, in CHF	1.67	1.86	1.63	–	–	5.75	4.05	–

Cost/income ratio – reported	70.0%	63.7%	69.3%	–	–	64.4%	72.8%	–
Cost/income ratio 2)	75.9%	69.4%	74.0%	–	–	71.1%	77.9%	–

Net new assets, in CHF bn	31.0	30.1	18.7	–	–	88.5	47.4	–

in CHF m, except where indicated	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets under management, in CHF bn	1,454.3	1,370.9	1,333.9	6.1	9.0

Consolidated balance sheets
Total assets	1,473,113	1,404,562	1,339,052	5	10
Shareholders' equity	41,643	38,882	42,118	7	(1)

Consolidated BIS capital data
Risk-weighted assets	252,139	244,931	232,891	3	8
Tier 1 ratio	10.8%	10.6%	11.3%	–	–
Total capital ratio	13.2%	13.4%	13.7%	–	–

Number of employees
Switzerland – Banking	20,261	20,069	20,194	1	0
Outside Switzerland – Banking	24,456	24,027	24,370	2	0
Winterthur 3)	18,984	18,944	18,959	0	0

Number of employees (full-time equivalents)	63,701	63,040	63,523	1	0

Stock market data
Share price per registered share, in CHF	72.35	68.40	67.00	6	8
High (closing price) year-to-date, in CHF	74.20	78.90	68.50	(6)	8
Low (closing price) year-to-date, in CHF	62.70	62.85	46.85	0	34
Share price per American Depositary Share, in USD	57.95	55.99	50.95	4	14
Market capitalization, in CHF m	77,946	74,393	75,399	5	3
Market capitalization, in USD m	62,432	60,896	57,337	3	9
Book value per share, in CHF	38.65	35.75	37.43	8	3

Share information
Shares issued	1,214,054,870	1,247,893,498	1,247,752,166	(3)	(3)
Treasury shares	(136,710,156)	(160,272,952)	(122,391,983)	(15)	12

Shares outstanding	1,077,344,714	1,087,620,546	1,125,360,183	(1)	(4)

1) Excludes the shareholder's equity and net income of Winterthur, including intercompany transactions between Winterthur and the Group. 2) Excludes minority interest revenues of CHF 640 million, CHF 741 million, CHF 523 million, CHF 2,665 million and CHF 1,520 million and minority interest expenses of CHF 10 million, CHF 13 million, CHF 5 million, CHF 32 million and CHF 17 million in 3Q 2006, 2Q 2006, 3Q 2005, nine months 2006 and nine months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. 3) In June 2006, the Group announced a definitive agreement for the sale of Winterthur.

Financial calendar

Fourth quarter / full year results 2006	Thursday, February 15, 2007

Annual General Meeting	Friday, May 4, 2007

First quarter results 2007	Wednesday, May 2, 2007

Contents

Credit Suisse Group
Contents
Enquiries
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
Investment Banking
Private Banking
Asset Management
Priorities and initiatives going forward
Moving towards a truly global organization
Outlook
Credit Suisse Group
Summary of segment results
Investment Banking
Private Banking
Asset Management
Sale of Winterthur
Credit Suisse Group consolidated results
Net revenues
Provision for credit losses
Total operating expenses
Income tax expense
Minority interests
Discontinued operations
Factors affecting results of operations
Credit Suisse Group structure
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Assets under management
Assets under management
Net new assets
Client assets
Capital
Credit Suisse Group
Credit Suisse
Risk management

Economic Risk Capital trends
Trading risks
Loan exposure
Condensed consolidated financial statements
Consolidated statements of income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows continued (unaudited)
Notes to the condensed consolidated financial statements unaudited
Summary of significant accounting policies
Basis of presentation
Recently adopted accounting standards
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
SFAS 123R
SFAS 154
SFAS 155
SFAS 156
FSP FTB 85-4-1
FSP FIN 46(R)-6
Standards to be adopted in future periods
FIN 48
SFAS 157
SFAS 158
SAB 108
Discontinued operations
Segment reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Disposal-related contingencies
Other indemnifications
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Report of Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse Group, Zurich
Information for investors
Foreign currency translation rates
Cautionary statement regarding forward-looking information

Enquiries
Credit Suisse Group
Investor Relations
Ian Roundell, Marc Buchheister
Tel. +41 44 333 7149
Fax +41 44 333 2587
investor.relations@credit-suisse.com
Credit Suisse Group
Media Relations
Charles Naylor, Andrés Luther
Tel. +41 844 33 8844
Fax +41 44 333 8877
media.relations@credit-suisse.com

Oswald J. Grübel
Chief Executive Officer
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
We achieved a good overall performance in the first nine months of 2006, with a 40% increase in net income. Our thirdquarter result reflects seasonally lower client activity in Private Banking in July and August, while our Investment Banking business reported good results in fixed income but was impacted by lower equity trading revenues. Net income for the third quarter totaled CHF 1.9 billion and was almost unchanged compared to the corresponding period of 2005. Basic earnings per share improved to CHF 1.74 from CHF 1.67 in the third quarter of 2005. Net new assets totaled CHF 31.0 billion in the third quarter of 2006. Our return on equity was 18.9%, with a return on equity of 19.0% in the banking business.

Credit Suisse Group's consolidated BIS tier 1 ratio was 10.8% as of September 30, 2006, up from 10.6% as of June 30, 2006. In the third quarter of 2006, the Group continued the share buyback program that was approved by shareholders at the Annual General Meeting in 2005 and repurchased 11.3 million common shares in the amount of CHF 0.8 billion and extinguished 34 million common shares in the amount of CHF 1.9 billion. Since the program was initiated, 62.7 million common shares in the amount of CHF 3.9 billion have been repurchased.

Investment Banking
Investment Banking reported a solid third-quarter performance in key areas such as fixed income trading and debt underwriting, which was offset by lower equity trading revenues. As a result, net revenues declined 5% compared to the third quarter of 2005. Income from continuing operations before taxes decreased 19% versus the same period of 2005. Third-quarter highlights in Investment Banking included improved market share in announced mergers and acquisitions following our participation in two of the top three transactions announced in the quarter, reflecting our market leadership in leveraged buyout transactions. Credit Suisse advised clients in six of the top ten leveraged buyouts announced globally this year for a total transaction value of USD 92 billion.

Private Banking
The increased level of assets under management generated strong asset-based revenue streams in Private Banking, while revenues from brokerage and product issuance were impacted by lower client activity in July and August. Overall, net revenues came in slightly lower in the third quarter of 2006 compared to the same period of 2005, while total operating expenses were flat. We are continuing to invest in the global expansion of our Wealth Management business, growing our onshore presence and rolling out advisory services in key international markets. In the third quarter, we launched operations in Moscow, becoming one of the first international banks to offer onshore wealth management services to meet the needs of clients in Russia who are increasingly seeking local access to global execution capabilities and integrated solutions. Net new assets totaled CHF 10.9 billion in Wealth Management, with inflows from key markets in all regions. In the third quarter, our Swissbased Corporate & Retail Banking business received Global Finance Magazine 's "Best Trade Finance Bank in Switzerland" award for the sixth consecutive year and the "Best Sub-Custodian in Switzerland" award for the third consecutive year.

Asset Management
In August 2006, we announced our plans to realign our Asset Management business as part of our efforts to better leverage our asset management capabilities in the integrated bank. During the third quarter, we implemented a series of initiatives that were launched as part of this realignment, including the repositioning of businesses with low profitability, the assessment and streamlining of our product portfolio, the launch of new sales processes and initiatives, the enhancement of our investment processes and capabilities, and measures to lower the overall cost base. While systematically implementing these efforts to create a sustainable platform for growth, Asset Management generated a 7% increase in net revenues compared to the third quarter of 2005 and strong net new asset inflows of CHF 21.2 billion, including alternative investment assets of CHF 6.2 billion. The alternative investment business is a key element of our strategy in Asset Management. The success of this business is underscored by the fact that we had alternative investment assets of CHF 135.3 billion under management at the end of the third quarter, making us one of the leading managers of alternative investment assets globally.

Priorities and initiatives going forward
Following the implementation of our integrated banking model, we now have the necessary organizational framework in place to efficiently expand our international presence and to exploit synergies throughout Credit Suisse. While we are making steady progress with integrating the bank, we will maintain our earnings momentum and grow the business.

We are also looking at how we can best leverage our capabilities and resources on a global scale. This includes measures such as the establishment of Centers of Excellence that supply high-quality services to our businesses at competitive costs. At the beginning of November, we announced a plan to open a further Center of Excellence in Pune, India, in January 2007. This new facility will complement our two existing Centers of Excellence in Singapore and Raleigh, North Carolina.

Moving towards a truly global organization
Credit Suisse has long recognized the importance of maintaining a close proximity to clients and the markets in which they operate in order to compete successfully in the increasingly globalized financial services industry. We remain committed to the targeted international expansion of our business. In the third quarter, Credit Suisse continued to seize growth opportunities in developed markets and to strengthen operations in expanding markets. In addition to the establishment of our onshore wealth management services in Russia, we also continued to build on our long-standing commitment to the Middle East and announced a new investment partnership with the Abu Dhabi Future Energy Company (ADFEC) in August. Under the terms of this alliance, Credit Suisse, ADFEC and other partners will commit capital to projects and funds focused on alternative energy investments. In addition, we strengthened our distribution capabilities in Australia by entering into a strategic alliance with the Melbourne-based stockbroker Baillieu. This will provide us with access to new retail distribution channels and will enable us to grow our capital markets business in the Australian market going forward. In October 2006, Global Infrastructure Partners (GIP), a Credit Suisse joint venture with General Electric Infrastructure, signed a definitive agreement to acquire London City Airport together with AIG Financial Products Corporation, each owning 50%.

The global economy is creating attractive new opportunities for financial services providers as the generation of wealth in rapidly growing economies fuels demand for innovative and holistic financial products and advice. As an integrated global bank, we have the infrastructure and capabilities to provide clients in both mature and developing markets worldwide with direct local access to our entire range of offerings, thus systematically broadening our revenue base and advancing towards our ultimate goal of sustained and profitable growth.

Outlook
We believe the economic outlook for 2007 is positive in view of the financial strength of corporations, the robustness of the financial services industry and the growth prospects for the emerging markets. As global energy and commodity prices remain subdued, we expect to see only very modest increases in global interest rates in the coming months. In addition, we see further upside potential in equity market valuations, although periodic setbacks are possible. As we move towards the end of the year, our pipeline of business is strong.

Yours sincerely

Oswald J. Grübel November 2006
Credit Suisse Group
Credit Suisse Group reported net income of CHF 1,892 million in the third quarter of 2006, a decrease of CHF 26 million or 1% compared to the third quarter of 2005. Private Banking’s income from continuing operations before taxes was almost unchanged compared to the third quarter of 2005, as higher asset-based revenues related to assets under management growth were offset by lower transaction-based revenues. Investment Banking reported lower income from continuing operations before taxes, primarily reflecting lower equity trading revenues. Asset Management reported lower income from continuing operations before taxes, primarily reflecting higher operating expenses and a decline in private equity and other investment-related gains compared to the strong third quarter of 2005.

Summary of segment results
Investment Banking
Investment Banking reported income from continuing operations before taxes of CHF 758 million in the third quarter of 2006, a decrease of CHF 181 million, or 19%, compared to the third quarter of 2005. Net revenues were CHF 4,191 million, a decrease of CHF 210 million, or 5%, compared to the third quarter of 2005, primarily as a result of lower equity trading revenues.

Total operating expenses decreased CHF 50 million, or 1%, compared to the third quarter of 2005. The expense reduction was primarily the result of lower compensation accruals in line with lower revenues, offset in part by higher commission expenses related to increased transaction volumes. The compensation/revenue ratio was 53.5% in the third quarter of 2006, a decline from the full-year 2005 level of 55.5%.

Pre-tax income margin was 18.1% compared to 21.3% in the third quarter of 2005.
Private Banking
Private Banking reported income from continuing operations before taxes of CHF 1,022 million in the third quarter of 2006, almost unchanged compared to the third quarter of 2005. Net revenues were slightly lower at CHF 2,682 million, as strong asset-based revenues related to the growth in assets under management were offset by lower transaction-based revenues. Net interest income increased CHF 63 million, or 7%, largely as a result of an increase in the liability margin. Trading revenues declined CHF 98 million, or 44%, compared to the third quarter of 2005, reflecting lower client activity and a negative impact from changes in the fair value of interest rate derivatives.

Total operating expenses were CHF 1,679 million, flat compared to the third quarter of 2005. Slightly lower compensation and benefits reflected higher expenses associated with ongoing strategic growth initiatives in Wealth Management that were more than offset by lower performance-related compensation accruals. Other expenses were flat reflecting higher marketing activity and growth-related costs offset by lower commission expenses and infrastructure-related costs. Pre-tax income margin was 38.1% for the third quarter of 2006, almost unchanged compared to the third quarter of 2005.

Healthy net new assets of CHF 11.1 billion were reported in the third quarter of 2006, with inflows from all regions.
Asset Management
Asset Management reported income from continuing operations before taxes of CHF 158 million in the third quarter of 2006, a decrease of CHF 42 million, or 21%, compared to the third quarter of 2005. A 7% increase in net revenues was more than offset by a 19% increase in total operating expenses, primarily relating to additional business realignment costs of CHF 40 million and higher commission expenses in line with higher assets under management.

Net revenues increased CHF 44 million to CHF 692 million compared to the third quarter of 2005, as net revenues before private equity and other investment-related gains increased CHF 94 million, or 18%, largely driven by higher management fees. Private equity and other investment-related gains were CHF 89 million, CHF 50 million, or 36%, lower than the strong third quarter of 2005.

Total operating expenses were CHF 535 million, CHF 87 million higher than the third quarter of 2005. Compensation and benefits increased CHF 33 million, or 13%, to CHF 286 million due to costs associated with the business realignment and the ongoing efforts to hire new investment talent. Other expenses increased CHF 54 million, or 28%, primarily as a result of higher commission expenses, in line with higher assets under management, higher professional fees and costs associated with the realignment.

Assets under management increased to CHF 659.6 billion as of September 30, 2006 from CHF 615.2 billion as of June 30, 2006, reflecting CHF 21.2 billion of net new assets and positive market and foreign exchange-related movements.

Sale of Winterthur
In June 2006, the Group announced a definitive agreement for the sale of Winterthur to AXA for cash consideration of CHF 12.3 billion. The gain on the sale will be recognized at the time of closing, which is expected to occur by the end of 2006, subject to regulatory approvals and closing conditions. As of September 30, 2006, Winterthur’s shareholder’s equity was CHF 9.9 billion.

For further details regarding the sale of Winterthur, see “Discontinued operations” below and “Notes to the condensed consolidated financial statements unaudited Discontinued operations.”

The following tables set forth an overview of segment results:
3Q 2006, in CHF m	Investment Banking	Private Banking	Asset Management	Corporate Center	1)	Credit Suisse Group

Net revenues	4,191	2,682	692	511		8,076

Provision for credit losses	(19)	(19)	(1)	(1)		(40)

Compensation and benefits	2,241	910	286	(10)		3,427
Other expenses	1,211	769	249	0		2,229

Total operating expenses	3,452	1,679	535	(10)		5,656

Income from continuing operations before taxes and minority interests	758	1,022	158	522	2)	2,460

3Q 2005, in CHF m	Investment Banking	Private Banking	Asset Management	Corporate Center	1)	Credit Suisse Group

Net revenues	4,401	2,716	648	358		8,123

Provision for credit losses	(40)	(6)	0	0		(46)

Compensation and benefits	2,373	918	253	51		3,595
Other expenses	1,129	767	195	(55)		2,036

Total operating expenses	3,502	1,685	448	(4)		5,631

Income from continuing operations before taxes and minority interests	939	1,037	200	362	3)	2,538

1) Includes consolidation eliminations, revenues and expenses from certain parent company investments and certain other revenues and expenses not allocated to the segments. 2) Includes minority interest income of CHF 630 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income. 3) Includes minority interest income of CHF 518 million from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

The following table presents the Group's condensed consolidated statement of income:
	Credit Suisse Group

in CHF m	3Q 2006	3Q 2005	Change in % from 3Q 2005

Net revenues	8,076	8,123	(1)

Provision for credit losses	(40)	(46)	(13)

Compensation and benefits	3,427	3,595	(5)
Other expenses	2,229	2,036	9

Total operating expenses	5,656	5,631	0

Income from continuing operations before taxes and minority interests	2,460	2,538	(3)

Income tax expense/(benefit)	367	512	(28)
Minority interests	625	490	28

Income from continuing operations	1,468	1,536	(4)

Income from discontinued operations, net of tax	424	382	11

Net income	1,892	1,918	(1)

The results of operations of Winterthur, which were reported as a separate segment of the Group prior to the second quarter of 2006, are now reflected in "Income from discontinued operations, net of tax" for all periods presented. For further details regarding the sale of Winterthur, see "Notes to the condensed consolidated financial statements - unaudited - Discontinued operations."

Credit Suisse Group consolidated results
The Group recorded net income of CHF 1,892 million in the third quarter of 2006, a decrease of CHF 26 million, or 1%, compared to the third quarter of 2005. Basic earnings per share increased to CHF 1.74, compared with CHF 1.67 in the third quarter of 2005. The return on equity in the third quarter 2006 was 18.9% compared to 20.1% in the third quarter of 2005.

Net revenues
The Group reported net revenues of CHF 8,076 million, a decrease of CHF 47 million, compared to the third quarter of 2005 and a decrease of CHF 712 million, or 8%, compared to the second quarter of 2006.

Net interest income was CHF 1,607 million in the third quarter of 2006, slightly lower compared to the third quarter of 2005 primarily reflecting higher interest rates on increased short-term borrowings and long-term debt. Compared to the second quarter of 2006, net interest income declined CHF 259 million, or 14%, due mainly to higher dividend income received during the second quarter.

Commissions and fees increased CHF 226 million, or 6%, to CHF 3,919 million compared to the third quarter of 2005, primarily as a result of higher asset management fees in Asset Management. Compared to the second quarter of 2006, commissions and fees decreased CHF 506 million, or 11%, primarily in Investment Banking, reflecting lower debt and equity underwriting revenues in a less favorable market environment.

Trading revenues were CHF 1,693 million, a decrease of CHF 330 million, or 16%, compared to the third quarter of 2005, reflecting weaker equity trading revenues in Investment Banking and lower client activity in Private Banking. Trading revenues increased CHF 322 million, or 23%, compared to the second quarter of 2006, primarily as a result of higher fixed income trading in Investment Banking.

Other revenues were CHF 857 million in the third quarter of 2006, an increase of CHF 77 million, or 10%, compared to CHF 780 million in the third quarter of 2005 primarily reflecting an increase in minority interest-related revenues. Other revenues include CHF 618 million in minority interest-related revenues from consolidated private equity funds and other entities in which the Group does not have a significant economic interest in such revenues. In comparison to the second quarter of 2006, other revenues decreased CHF 269 million, or 24%, primarily reflecting reductions in minority interest-related revenues. See “Minority interests” below.

Provision for credit losses
The Group reported a net release of provisions for credit losses of CHF 40 million in the third quarter of 2006 compared to a net release of CHF 46 million in the third quarter of 2005. The credit environment continued to be favorable in the third quarter of 2006.

Total operating expenses
The Group reported total operating expenses of CHF 5,656 million in the third quarter of 2006, flat compared to the third quarter of 2005. Compensation and benefits decreased CHF 168 million, or 5%, to CHF 3,427 million, primarily due to lower compensation accruals in Investment Banking.

Other expenses were CHF 2,229 million, an increase of CHF 193 million, or 9%, compared to the third quarter of 2005, largely as a result of higher commission expenses related to higher transaction activity levels.

Total operating expenses were slightly higher compared to the second quarter of 2006, which included credits from insurance settlements for litigation and related costs of CHF 474 million in Investment Banking partially offset by business realignment costs of CHF 152 million in Asset Management. Compensation and benefits decreased compared to the second quarter of 2006, primarily reflecting lower compensation accruals in Investment Banking and Private Banking.

Income tax expense
The Group recorded income tax expense of CHF 367 million in the third quarter of 2006 compared to CHF 512 million in the third quarter of 2005, reflecting the Group's lower pre-tax income and lower estimated annual effective tax rate of 23.0% (in both cases excluding non-taxable minority interest revenues and expenses). Income tax expense was positively impacted by the release of tax contingency accruals totaling CHF 44 million following the favorable resolution of certain matters with tax authorities during the third quarter of 2006.

The Group tax expense is not affected by minority interest revenues and expenses from consolidated private equity and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and was CHF 630 million in the third quarter of 2006, compared to CHF 518 million in the third quarter of 2005.

The Group’s effective tax rate in the third quarter of 2006 was 15%, compared to 20% in the third quarter of 2005. Excluding the effect of non-taxable income from these investments, the Group’s effective tax rate in the third quarter of 2006 was 20%, compared to 25% in the third quarter of 2005.

Minority interests
The Group’s net revenues and operating expenses reflect the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and expenses are offset by corresponding amounts reported as minority interests. This minority interest income, which is reported in the Corporate Center, was CHF 630 million in the third quarter of 2006, and is comprised of net revenues, primarily other revenues, of CHF 640 million and operating expenses of CHF 10 million.

The Group reported minority interests of CHF 625 million in the third quarter of 2006, an increase of CHF 135 million compared to the third quarter of 2005. This increase was primarily due to revenues from certain private equity funds and other entities that were consolidated for the first time during the first quarter of 2006. For further details, see “Notes to the condensed consolidated financial statements unaudited Recently adopted accounting standards.”

Discontinued operations
As a result of the agreement for the sale of Winterthur, the results of operations of Winterthur are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of Winterthur have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheet as of September 30, 2006, and June 30, 2006. Net new assets and assets under management for the Group are presented for all periods excluding Winterthur. The results of discontinued operations in the third quarter of 2006 were CHF 424 million, which included the release of a provision of CHF 154 million related to the favorable resolution of a VAT dispute in the UK.

For further details regarding the sale of Winterthur and its results, see “Notes to the condensed consolidated financial statements unaudited Discontinued operations.”
Factors affecting results of operations
The global equity market environment was mixed as the earlier part of the quarter was characterized by continued uncertainty about oil prices and the US Federal Reserve’s plans for interest rates, while a more positive market tone was observed in the latter part of the quarter with a reduction in commodity prices and an easing of tensions in the Middle East.

The US stock markets started out weakly in the third quarter, but recovered strongly, with all major indices up for the quarter. The Dow Jones Industrial Average had its best third quarter (up 4.7% during the quarter) in eleven years, and its fifth consecutive quarterly increase. The Frankfurt Stock Exchange Index and the Swiss Market Index were also up during the quarter, however, turnover in the Swiss market was down 34% compared to the second quarter of 2006, which negatively affected Swiss private client activity. Most European and Asian stock markets also rose in the quarter, aided by diminished investor concern that central banks would increase interest rates.

The US Federal Reserve did not raise interest rates in early August, which resulted in a stock market rally through the end of the quarter. Both the European Central Bank and the Bank of Japan raised rates in the quarter, but recent inflation data in the third quarter were largely benign and were viewed as a signal that future rate increases would be gradual. The US yield curve remained inverted in the quarter and flattened globally as short-term interest rates continued to rise. Mixed trading conditions were observed throughout most of the quarter, as relatively weak activity levels began to recover in September.

Industry-wide volume of announced mergers and acquisitions transactions in the third quarter represented the slowest quarter for deal-making in a very active year, but was higher than the levels of the third quarter of 2005. Deals were announced from nearly all industry sectors with financial sponsors continuing to drive mergers and acquisitions activity. European merger activity continued to exceed that of the US.

Industry-wide volumes of global debt underwriting activity were slightly lower than the second quarter of 2006 despite the pause in interest rate increases in the US. A robust merger market and a high level of financing activity across many sectors helped drive debt issuance volume, with both investment grade and high yield debt volumes up from the third quarter of 2005.

The traditional summer slowdown and uncertainty in the equity markets at the beginning of the quarter affected equity underwriting volumes, which declined from both the record-setting second quarter of 2006 and the third quarter of 2005, which was characterized by an unusually strong market environment in which the typical summer slowdown did not occur. Equity underwriting activity increased later in the quarter as the stock market continued its rally in September. The number of global initial public offering deals brought to the market declined from both comparable periods, but initial public offering dollar volumes were up from the levels in the third quarter of 2005.

Credit Suisse Group structure
The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, legal and compliance, risk management, operations and information technology. Prior period results presented in this Quarterly Report have been revised to reflect the operational and management structure in place during 2006.

The Group’s segments are managed and reported on a pre-tax basis. Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported in the Corporate Center. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

Investment Banking
Investment Banking provides financial advisory, lending and capital raising services and sales and trading to institutional, corporate and government clients worldwide.
Investment Banking reported income from continuing operations before taxes of CHF 758 million in the third quarter of 2006, a decrease of CHF 181 million, or 19%, compared to the third quarter of 2005. These results reflected solid revenues in fixed income trading and investment banking and lower equity trading revenues. Income from continuing operations before taxes decreased CHF 529 million, or 41%, compared to the second quarter of 2006. The results in the second quarter of 2006 included credits from insurance settlements for litigation and related costs of CHF 474 million. Excluding the insurance settlements, income from continuing operations before taxes decreased CHF 55 million, or 7%, from the second quarter of 2006. These results reflected weaker market conditions in July and August with a decline in customer activity from the first half of the year and a seasonal slowdown in deal activity.

For the first nine months of 2006, Investment Banking reported income from continuing operations before taxes of CHF 3,609 million, an increase of CHF 2,296 million, or 175%, compared to the first nine months of 2005. Excluding the insurance settlements in the second quarter of 2006 and the CHF 960 million charge to increase litigation reserves in the second quarter of 2005, income from continuing operations before taxes increased 38%.

Pre-tax income margin was 18.1%, and pre-tax return on average economic risk capital was 21.5% in the third quarter of 2006 compared to 21.3% and 28.9%, respectively, in the third quarter of 2005. For the first nine months of 2006, pre-tax income margin was 25.1%, and pre-tax return on average economic risk capital was 32.8%, exceeding Investment Banking’s mid-term performance targets of 20% and 25%, respectively.

Net revenues were CHF 4,191 million, down CHF 210 million, or 5%, in the third quarter of 2006 compared to the third quarter of 2005, primarily reflecting lower revenues in equity trading. Net revenues decreased 6% from the strong performance in the second quarter of 2006.

Provision for credit losses amounted to a net release of CHF 19 million in the third quarter of 2006 compared to a net release of CHF 40 million in the third quarter of 2005. Compared to June 30, 2006, total impaired loans decreased CHF 129 million to CHF 253 million, and valuation allowances as a percentage of total impaired loans increased 3 percentage points to 101% as of September 30, 2006. The overall credit environment continued to be favorable in the third quarter of 2006.

Total operating expenses were CHF 3,452 million in the third quarter of 2006, down CHF 50 million compared to the third quarter of 2005. Compensation and benefits decreased CHF 132 million, or 6%, due primarily to lower compensation accruals in line with lower revenues. The compensation/revenue ratio of 53.5% in the third quarter of 2006 was at the same level as the first and second quarters of 2006 and a decline from 55.5% for the full year 2005. For 2006, total compensation and benefits expense is targeted at 53.5% of net revenues, with discretionary bonus representing a considerable portion of the total amount. Compensation and benefits for a given year are determined by the strength and breadth of business results, staffing levels and the impact of share-based compensation programs. Other expenses increased CHF 82 million, or 7%, due primarily to higher commission expenses resulting from higher transaction volumes. Compared to the second quarter of 2006, total operating expenses increased CHF 319 million, or 10%, primarily reflecting credits received from the insurance settlements in the second quarter of 2006. Excluding the insurance settlements, total operating expenses decreased CHF 155 million, or 4%. Compensation and benefits decreased CHF 133 million, or 6%, due to lower compensation accruals in line with lower revenues. Other expenses increased CHF 452 million, or 60%, due primarily to the insurance settlements. Excluding the insurance settlements, other expenses were down slightly from the second quarter of 2006.

The following table presents the results of the Investment Banking segment:
							9 months

in CHF m	3Q 2006	2Q 2006		3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006		2005		Change in % from 2005

Net interest income	688	857		712	(20)	(3)	2,293		2,951		(22)

Commissions and fees	1,853	2,310		1,832	(20)	1	6,105		4,725		29
Trading revenues	1,580	1,132		1,779	40	(11)	5,655		3,728		52
Other revenues	70	137		78	(49)	(10)	331		408		(19)

Total noninterest revenues	3,503	3,579		3,689	(2)	(5)	12,091		8,861		36

Net revenues	4,191	4,436		4,401	(6)	(5)	14,384		11,812		22

Provision for credit losses	(19)	16		(40)	–	(53)	(58)		(60)		(3)

Compensation and benefits	2,241	2,374		2,373	(6)	(6)	7,695		6,485		19
Other expenses	1,211	759	1)	1,129	60	7	3,138	1)	4,074	2)	(23)

Total operating expenses	3,452	3,133		3,502	10	(1)	10,833		10,559		3

Income from continuingoperations before taxes	758	1,287		939	(41)	(19)	3,609		1,313		175

1) Includes credits from insurance settlements for litigation and related costs of CHF 474 million. 2) Includes a CHF 960 million charge to increase the reserve for certain private litigation matters.

The following table presents the revenue details of the Investment Banking segment:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Debt underwriting	451	613	408	(26)	11	1,520	1,090	39
Equity underwriting	224	313	263	(28)	(15)	786	588	34

Underwriting	675	926	671	(27)	1	2,306	1,678	37

Advisory and other fees	377	405	433	(7)	(13)	1,115	1,027	9

Total investment banking	1,052	1,331	1,104	(21)	(5)	3,421	2,705	26

Fixed income	2,137	1,939	1,969	10	9	6,843	5,438	26
Equity	1,062	1,146	1,341	(7)	(21)	4,285	3,319	29

Total trading	3,199	3,085	3,310	4	(3)	11,128	8,757	27

Other (including loan portfolio)	(60)	20	(13)	–	362	(165)	350	–
Net revenues	4,191	4,436	4,401	(6)	(5)	14,384	11,812	22

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the third quarter of 2006, investment banking revenues were CHF 1,052 million, down CHF 52 million, or 5%, compared to the third quarter of 2005, reflecting lower revenues in equity underwriting and advisory and other fees, partly offset by an increase in debt underwriting revenues. Total investment banking revenues were down 21% compared to the strong second quarter of 2006, primarily reflecting lower debt and equity underwriting revenues in a less favorable market environment from the first half of the year. Investment banking performance remained solid in light of the weaker market environment in the quarter.

Debt underwriting revenues were CHF 451 million in the third quarter of 2006, up CHF 43 million, or 11%, compared to the third quarter of 2005. These results primarily reflected higher revenues in leveraged finance. Debt underwriting revenues were down 26% compared to the second quarter of 2006, reflecting lower results in leveraged finance driven by a decline in global high-yield new issuances and syndicated lending activity. Through the third quarter of 2006, Credit Suisse ranked third in global high-yield securities new issuance volumes. Credit Suisse was ranked number one in Leveraged Finance Research for the eighth consecutive year according to Institutional Investor ’s “2006 All American Fixed Income Research Team” poll.

Equity underwriting revenues in the third quarter of 2006 were CHF 224 million, down CHF 39 million, or 15%, compared to the third quarter of 2005, primarily reflecting lower industry-wide equity issuance activity and a decline in initial public offering market share. Equity underwriting revenues were down CHF 89 million, or 28%, compared to the second quarter of 2006, due to lower industry-wide equity issuance activity with more challenging equity markets from the first half of the year. Credit Suisse ranked fifth in global initial public offering market share through the third quarter of 2006 and maintained a leading position in financial sponsor-backed equity offerings. Credit Suisse participated in a number of key equity transactions across a broad range of industries and geographies in the third quarter, including initial public offerings for KazMunai Gaz Exploration and Production (privatization of the exploration and production business of Kazakhstan’s national oil company) and Qimonda AG (memory products business of German-based Infineon Technologies AG) and a follow-on offering for Bayer AG.

Advisory and other fees were CHF 377 million in the third quarter of 2006, down CHF 56 million, or 13%, compared to the third quarter of 2005, due primarily to a number of high-fee transactions in the third quarter of 2005. For the first nine months of 2006, Credit Suisse ranked eighth in global announced mergers and acquisitions and tenth in global completed mergers and acquisitions, with improved market shares from the second quarter. Credit Suisse ranked fourth in global announced mergers and acquisitions in the third quarter of 2006. Credit Suisse’s market leadership in leveraged buyout (LBO) transactions contributed to the higher market shares in the quarter. Credit Suisse advised clients in six of the top ten LBOs announced globally this year for a total of USD 92 billion in transaction value. Credit Suisse advised in two of the top three mergers and acquisitions transactions based on equity value announced in the third quarter of 2006, both of which were LBO transactions: the sale of HCA Inc. to a private equity consortium, and a private equity consortium’s acquisition of Freescale Semiconductor. The advisory and other fees results also reflected higher revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the third quarter of 2006 were CHF 3,199 million, down CHF 111 million, or 3%, compared to the third quarter of 2005, due to weaker results in equity trading. Total trading revenues were up CHF 114 million, or 4%, compared to the second quarter of 2006.

Investment Banking’s average daily VaR in the third quarter of 2006 was CHF 80 million, up from CHF 64 million in the third quarter of 2005 and down from CHF 95 million in the second quarter of 2006. Compared to the second quarter of 2006, average daily VaR decreased mainly due to reduced interest rate and credit spread VaR exposures and increased diversification between fixed income and equity risk types. Average economic risk capital increased CHF 1.9 billion compared to the third quarter of 2005, in line with the strategy to extend incremental capital to support high-growth and high-margin activities with notable increases in the structured products business.

Fixed income trading recorded revenues of CHF 2,137 million in the third quarter of 2006, up CHF 168 million, or 9%, compared to the third quarter of 2005. These results reflected higher revenues in commercial mortgage-backed securities, global foreign exchange and collateralized debt obligations, partially offset by weaker results in residential mortgage-backed securities and asset-backed securities. Results in the third quarter of 2005 included a positive CHF 216 million adjustment to the fair value of retained interests in residential mortgage-backed securities. Excluding this adjustment, fixed income trading revenues increased CHF 384 million, or 22%, from the third quarter of 2005. Fixed income markets remained challenging in the third quarter of 2006 as the yield curve flattened, but market conditions recovered from a slow start to the quarter with increased activity in the latter part of the quarter. The commodities business continued its growth with higher revenues than the third quarter of 2005. Compared to the second quarter of 2006, fixed income trading revenues increased 10%, due primarily to improved results in emerging markets trading, global foreign exchange and fixed income proprietary trading, partially offset by weaker results in leveraged finance, which was impacted by lower levels of high-yield new issuances, residential mortgage-backed securities and collateralized debt obligations. Credit Suisse announced during the quarter a second strategic alliance with Glencore International to build a derivatives and structured trading business in base and precious metals, in addition to the previously announced alliance in the oil and petroleum products market.

Equity trading revenues of CHF 1,062 million decreased CHF 279 million, or 21%, compared to the third quarter of 2005, due primarily to significantly lower results in derivatives, partially offset by improved results in prime services. The derivatives business made a positive revenue contribution in the quarter despite uneven performance in the business. Equity proprietary trading had a solid quarter but was down from the third quarter of 2005. Client-driven activity in the cash businesses remained steady and improved from the third quarter of 2005. Advanced execution services (AES) had a strong quarter with higher revenues benefiting the US cash business. For a second consecutive year, Credit Suisse’s AES trading platform was recognized as “Best Algorithmic Trading Service” by Financial News in its annual IT Excellence Awards for 2006. Prime services also had a strong quarter. Despite more challenging market conditions for hedge funds, Credit Suisse’s hedge fund balances increased as clients continued to direct new prime broker business to the Bank. Credit Suisse was ranked the number three Prime Broker (up from fourth last year) in Institutional Investor ’s “Top 100 Hedge Funds” survey. Compared to the second quarter of 2006, equity trading revenues decreased CHF 84 million, or 7%, reflecting weaker results in the derivatives, convertibles and cash businesses, partially offset by stronger results in equity proprietary trading. Derivatives had uneven performance in the business, and the convertibles business was negatively impacted by more challenging market conditions. The cash businesses had seasonally slower client-driven activity compared to the second quarter of 2006.

Other (including loan portfolio) recorded a loss of CHF 60 million in the third quarter of 2006 compared to a loss of CHF 13 million in the third quarter of 2005, due primarily to lower gains from private equity-related investments not managed as part of Asset Management and higher interest costs related to allocated goodwill. Compared to the second quarter of 2006, other (including loan portfolio) revenues decreased CHF 80 million, primarily reflecting lower gains from private equity-related investments not managed as part of Asset Management and losses on credit default swaps used to hedge the loan portfolio compared to gains on such credit default swaps in the second quarter.

The following tables present key information of the Investment Banking segment:
				9 months

	3Q 2006	2Q 2006	3Q 2005	2006	2005

Cost/income ratio	82.4%	70.6%	79.6%	75.3%	89.4%

Pre-tax income margin	18.1%	29.0%	21.3%	25.1%	11.1%

Compensation/revenue ratio	53.5%	53.5%	53.9%	53.5%	54.9%

Average economic risk capital, in CHF m	16,103	15,817	14,229	15,987	12,725
Pre-tax return on average economic risk capital 1)	21.5%	35.3%	28.9%	32.8%	16.3%

Average one-day, 99% VaR, in CHF m	80	95	64	82	65

1) Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Total loans, in CHF m	42,309	38,190	34,762	11	22

Non-performing loans/total loans	0.5%	0.5%	0.4%	–	–

Impaired loans/total loans	0.6%	1.0%	1.5%	–	–

Private Banking
Private Banking provides comprehensive advice and a broad range of investment products and services tailored to the complex needs of high-net-worth individuals all over the world through its Wealth Management business. In Switzerland, Private Banking provides banking products and services to business and retail clients through its Corporate & Retail Banking business.

Private Banking reported income from continuing operations before taxes of CHF 1,022 million in the third quarter of 2006, almost unchanged from the third quarter of 2005. Third quarter 2006 revenues of CHF 2,682 million were slightly lower compared to the third quarter of 2005, reflecting low client activity in July and August that improved in September with more favorable market conditions. Higher asset-based revenues related to the increased level of assets under management were offset by lower transaction-based revenues. Operating expenses of CHF 1,679 million in the third quarter of 2006 were also flat compared to the third quarter of 2005, reflecting higher expenses related to strategic growth initiatives in Wealth Management offset by lower performance-related compensation accruals and continuing cost management. Net new assets were CHF 11.1 billion in the third quarter of 2006, with positive contributions from all regions. These inflows contributed to an increase in assets under management of CHF 45.1 billion, or 5%, from June 30, 2006 to CHF 904.2 billion. Compared to the second quarter of 2006, income from continuing operations before taxes declined CHF 101 million, or 9%, primarily reflecting lower client activity and less favorable market conditions throughout much of the third quarter.

Credit Suisse continues to provide best-in-class services, a leading product platform and innovative solutions for clients. It became one of the first international banks to offer onshore wealth management services in Russia, launching operations in Moscow in the third quarter of 2006. Continued investment in the global franchise has resulted in strong asset inflows across a broad client base. In addition, Credit Suisse launched more than 200 new product offerings, particularly tailor-made solutions in structured investments, in the third quarter.

Private Banking reported a pre-tax income margin of 38.1% for the third quarter of 2006, which was almost unchanged from the third quarter of 2005, reflecting slightly lower net revenues, flat operating expenses and a small increase in net releases of provisions for credit losses. Net revenues of CHF 2,682 million were mainly driven by lower trading revenues of CHF 124 million, down CHF 98 million, or 44%, due to lower client activity, and a negative impact from changes in the fair value of interest rate derivatives. Net interest income was CHF 1,009 million, an increase of CHF 63 million, or 7%, compared to the third quarter of 2005, mainly related to a higher liability margin. Commissions and fees remained stable compared to the third quarter of 2005, as increases in asset-based revenues related to the higher level of assets under management were offset by lower transaction-based revenues largely reflecting lower revenues from brokerage and product issuance.

Provisions for credit losses for Private Banking in the third quarter of 2006 resulted in net releases of CHF 19 million compared to net releases of CHF 6 million in the third quarter of 2005, reflecting the continued favorable credit environment.

Private Banking’s total operating expenses were CHF 1,679 million in the third quarter of 2006, which reflected slightly lower compensation and benefits and flat other expenses compared to the third quarter of 2005. Compensation and benefits reflected higher personnel expenses from the ongoing international growth initiatives in Wealth Management, which were more than offset by lower performance-related compensation accruals. Other expenses reflected higher marketing activity and growth-related costs offset by lower commission expenses and infrastructure-related costs.

As of September 30, 2006, assets under management for Private Banking were CHF 904.2 billion, an increase of CHF 45.1 billion, or 5%, compared to June 30, 2006. This increase reflected higher equity market valuations and foreign exchange-related movements and healthy net new assets of CHF 11.1 billion, with inflows from all regions.

The following table presents the results of the Private Banking segment:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Net interest income	1,009	1,050	946	(4)	7	3,025	2,792	8

Commissions and fees	1,508	1,606	1,510	(6)	0	4,921	4,277	15
Trading revenues	124	173	222	(28)	(44)	600	557	8
Other revenues	41	84	38	(51)	8	159	153	4

Total noninterest revenues	1,673	1,863	1,770	(10)	(5)	5,680	4,987	14

Net revenues	2,682	2,913	2,716	(8)	(1)	8,705	7,779	12

Provision for credit losses	(19)	(5)	(6)	280	217	(32)	(50)	(36)

Compensation and benefits	910	1,020	918	(11)	(1)	3,001	2,700	11
Other expenses	769	775	767	(1)	0	2,283	2,189	4

Total operating expenses	1,679	1,795	1,685	(6)	0	5,284	4,889	8

Income from continuing operations before taxes	1,022	1,123	1,037	(9)	(1)	3,453	2,940	17

The following tables present key information of the Private Banking segment:
				9 months

	3Q 2006	2Q 2006	3Q 2005	2006	2005

Cost/income ratio	62.6%	61.6%	62.0%	60.7%	62.8%

Pre-tax income margin	38.1%	38.6%	38.2%	39.7%	37.8%

Net new assets, in CHF bn	11.1	16.6	18.8	42.5	41.5

Average economic risk capital, in CHF m	4,466	4,619	4,741	4,622	4,698
Pre-tax return on average economic risk capital 1)	93.4%	99.0%	88.9%	101.3%	84.7%

1) Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets under management, in CHF bn	904.2	859.1	837.6	5.2	8.0

Wealth Management
Wealth Management reported income from continuing operations before taxes of CHF 684 million for the third quarter of 2006, down CHF 37 million, or 5%, from the third quarter of 2005. The pre-tax income margin of 37.1% was 1.6 percentage points lower, with marginally lower net revenues of CHF 1,843 million and a slight increase in operating expenses. Net interest income increased, benefiting from a higher liability margin. Asset-based commissions and fees also increased, reflecting higher assets under management. These increases were offset by decreased transaction-based revenues, mainly related to reduced revenues from brokerage and product issuance due to lower client activity. Total operating expenses in the third quarter of 2006 were CHF 1,161 million, a slight increase compared to the third quarter of 2005. Compensation and benefits increased due to higher personnel expenses mainly related to strategic growth initiatives offset in part by lower performance-related compensation accruals due to lower results and revised expectations of year-end bonus payments. Other expenses were flat compared to the third quarter of 2005, reflecting continued focus on cost management notwithstanding the ongoing strategic investments.

During the third quarter of 2006, Wealth Management’s net new assets were CHF 10.9 billion, reflecting inflows from key markets in all regions, resulting in a rolling four quarter average growth rate of 7.2% in the third quarter of 2006, a decline from 8.6% in the second quarter of 2006. Net new assets for the first nine months of 2006 were CHF 41.9 billion, an annualized growth rate of 8.1%. Gross margin on assets under management was 100.7 basis points in the third quarter of 2006, 13.6 basis points below the third quarter of 2005. The asset-based margin decreased 3.1 basis points, primarily as the 12% growth in average assets under management exceeded the 5% growth in the underlying interest income. The transaction-based margin decreased 10.5 basis points compared to the third quarter of 2005, mainly as a result of the decrease in brokerage and product issuance revenues reflecting lower client activity. The gross margin on assets under management for the first nine months of 2006 was 112.6 basis points, a slight decrease of 1.1 basis points, mainly driven by the slower growth of underlying net interest income compared to the growth in average assets under management. The asset-based margin decreases also reflect the dilution effect from the continuing strong growth in net new assets.

The following table presents the results of the Wealth Management business:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Net interest income	453	517	417	(12)	9	1,428	1,229	16

Total noninterest revenues	1,390	1,517	1,447	(8)	(4)	4,676	4,028	16

Net revenues	1,843	2,034	1,864	(9)	(1)	6,104	5,257	16

Provision for credit losses	(2)	0	4	–	–	(2)	23	–

Compensation and benefits	629	702	607	(10)	4	2,066	1,771	17
Other expenses	532	553	532	(4)	0	1,614	1,505	7

Total operating expenses	1,161	1,255	1,139	(7)	2	3,680	3,276	12

Income from continuing operations before taxes	684	779	721	(12)	(5)	2,426	1,958	24

The following tables present key information of the Wealth Management business:
				9 months

	3Q 2006	2Q 2006	3Q 2005	2006	2005

Cost/income ratio	63.0%	61.7%	61.1%	60.3%	62.3%

Pre-tax income margin	37.1%	38.3%	38.7%	39.7%	37.2%

Net new assets, in CHF bn	10.9	16.5	16.8	41.9	36.0

Net new asset growth (rolling four quarter average)	7.2%	8.6%	7.4%	–	–

Net new asset growth	6.1%	9.0%	10.6%	8.1%	8.5%

Gross margin on assets under management	100.7 bp	112.8 bp	114.3 bp	112.6 bp	113.7 bp
of which asset-based	69.3 bp	71.0 bp	72.4 bp	71.1 bp	73.3 bp
of which transaction-based	31.4 bp	41.8 bp	41.9 bp	41.5 bp	40.4 bp

Net margin (pre-tax) on assets under management	37.4 bp	43.2 bp	44.2 bp	44.8 bp	42.3 bp

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets under management, in CHF bn	753.2	714.1	693.3	5.5	8.6

Corporate & Retail Banking
Corporate & Retail Banking reported income from continuing operations before taxes of CHF 338 million in the third quarter of 2006, up CHF 22 million, or 7%, from the third quarter of 2005. The pre-tax income margin was 40.3% in the third quarter of 2006, up 3.2 percentage points compared to the third quarter of 2005, reflecting lower operating expenses and higher releases of provisions for credit losses, which more than offset the impact of slightly lower net revenues. Net revenues for the third quarter of 2006 were CHF 839 million, a decrease of CHF 13 million, or 2%, compared to the third quarter of 2005. The positive developments from asset-based revenues and higher net interest income were more than offset by lower trading revenues. Compared to the second quarter of 2006, net revenues decreased by CHF 40 million, or 5%, due to lower transaction-based revenues, which were negatively impacted by changes in the fair value of interest rate derivatives. Provisions for credit losses in the third quarter of 2006 resulted in net releases of CHF 17 million compared to net releases of CHF 10 million in the third quarter of 2005, reflecting the continued favorable credit environment. Total operating expenses were CHF 518 million, CHF 28 million, or 5%, below the third quarter of 2005. This decrease was driven by lower performance-related compensation accruals. Other expenses remained stable, reflecting effective cost management.

The pre-tax return on average economic risk capital in the third quarter of 2006 was 48.1%, up 8.1 percentage points compared to the third quarter of 2005, indicating excellent profitability in a competitive market. The increase was mainly driven by the 11% decrease in the average economic risk capital in the third quarter of 2006, as the risk profile of the lending portfolio continued to improve.

The following table presents the results of the Corporate & Retail Banking business:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Net interest income	556	533	529	4	5	1,597	1,564	2

Total noninterest revenues	283	346	323	(18)	(12)	1,004	959	5

Net revenues	839	879	852	(5)	(2)	2,601	2,523	3

Provision for credit losses	(17)	(5)	(10)	240	70	(30)	(73)	(59)

Compensation and benefits	281	318	311	(12)	(10)	935	930	1
Other expenses	237	222	235	7	1	669	683	(2)

Total operating expenses	518	540	546	(4)	(5)	1,604	1,613	(1)

Income from continuing operations before taxes	338	344	316	(2)	7	1,027	983	4

The following tables present key information of the Corporate & Retail Banking business:
				9 months

	3Q 2006	2Q 2006	3Q 2005	2006	2005

Cost/income ratio	61.7%	61.4%	64.1%	61.7%	63.9%

Pre-tax income margin	40.3%	39.1%	37.1%	39.5%	39.0%

Net new assets, in CHF bn	0.2	0.1	2.0	0.6	5.5

Average economic risk capital, in CHF m	2,816	2,798	3,167	2,837	3,167
Pre-tax return on average economic risk capital 1)	48.1%	49.3%	40.0%	48.4%	41.4%

1) Calculated using a return excluding interest costs for allocated goodwill.

	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets under management, in CHF bn	151.0	145.0	144.3	4.1	4.6

Mortgage loans, in CHF bn	66.0	65.1	66.3	1.4	(0.5)

Other loans, in CHF bn	33.9	31.9	28.3	6.3	19.8

Non-performing loans/total loans	1.4%	1.5%	1.9%	–	–

Impaired loans/total loans	1.9%	2.0%	2.6%	–	–

Number of branches	215	215	215	0	0

Asset Management
Asset Management combines the discretionary investment management functions of Credit Suisse and offers products across a broad range of investment classes, from equity, fixed income and multi-asset class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Asset Management manages portfolios, mutual funds and other investment vehicles for government, institutional and private clients. Products are offered through both proprietary and third party distribution channels as well as through other channels within Credit Suisse.

Asset Management’s income from continuing operations before taxes was CHF 158 million in the third quarter of 2006, a decrease of CHF 42 million, or 21%, from the third quarter of 2005, reflecting higher operating expenses partially offset by higher net revenues. Compared to the second quarter of 2006, income from continuing operations before taxes increased CHF 131 million, primarily reflecting lower costs associated with the realignment of Asset Management.

The realignment of Asset Management continued in the third quarter of 2006 as part of the previously announced strategy to strengthen the business. Realignment costs in the third quarter were CHF 40 million, with CHF 22 million in severance-related costs and CHF 18 million in professional fees and other expenses. As part of the realignment of the US business, several traditional asset management products and strategies were transitioned to a more quantitatively-driven approach or were transferred to other regions. The previously announced headcount reduction is expected to be substantially complete by the end of 2006. In Australia, Asset Management exited from a retirement-related investment platform. In Japan, Asset Management is seeking to refocus its business to import capabilities and products that exist in its global network for both individual and institutional investors.

The following table presents the results of the Asset Management segment:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Net interest income	(14)	(20)	(19)	(30)	(26)	(53)	(46)	15

Commissions and fees	581	564	515	3	13	1,706	1,537	11
Trading revenues	16	5	8	220	100	10	31	(68)
Other revenues	109	126	144	(13)	(24)	460	522	(12)

Total noninterest revenues	706	695	667	2	6	2,176	2,090	4

Net revenues	692	675	648	3	7	2,123	2,044	4

Provision for credit losses	(1)	(1)	0	0	–	0	0	–

Compensation and benefits	286	255	253	12	13	802	695	15
Other expenses	249	394	195	(37)	28	902	584	54
of which commission expenses	95	81	67	17	42	260	209	24

Total operating expenses	535	649	448	(18)	19	1,704	1,279	33

Income from continuing operations before taxes	158	27	200	485	(21)	419	765	(45)

While continuing with its realignment in the third quarter, Asset Management has continued to generate strong net new assets, launch well-received new products and announce a number of new business initiatives. Assets under management increased from CHF 615.2 billion as of June 30, 2006 to CHF 659.6 billion as of September 30, 2006, reflecting positive inflows and market and foreign exchange-related movements of CHF 44.4 billion. Net inflows for the third quarter were CHF 21.2 billion, mainly due to money market assets of CHF 13.8 billion and alternative investment assets of CHF 6.2 billion. Net new assets in the first nine months of 2006 were CHF 53.7 billion, reflecting inflows of CHF 31.4 billion in money market assets, CHF 14.8 billion in alternative investment assets and CHF 6.0 billion in balanced assets.

As part of the strategy to expand Asset Management’s alternative investments business, Credit Suisse has launched several growth initiatives through close collaboration with other firms with investment expertise in a variety of different asset classes and investment styles. These initiatives will enable Asset Management to grow its leading alternative investments business across a variety of new products, sectors and regions. In the third quarter of 2006, Credit Suisse announced a joint initiative with Ospraie Management, in addition to an investment partnership with Abu Dhabi Future Energy Company and joint ventures with China Renaissance Capital Group and General Electric Infrastructure (Global Infrastructure Partners (GIP)). On October 11, 2006, GIP signed a definitive agreement to acquire London City Airport together with AIG Financial Products Corporation, each owning 50%. This important and high-profile deal is GIP’s first investment.

The following table presents the revenue details of the Asset Management segment:
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Asset management revenues	535	503	459	6	17	1,532	1,407	9
Private equity commissions and fees	68	57	50	19	36	181	147	23

Net revenues before private equityand other investment-related gains	603	560	509	8	18	1,713	1,554	10

Private equity and other investment-related gains	89	115	139	(23)	(36)	410	490	(16)

Net revenues	692	675	648	3	7	2,123	2,044	4

Third quarter 2006 net revenues were CHF 692 million, an increase of CHF 44 million, or 7%, compared to the third quarter of 2005. Net revenues before private equity and other investment-related gains were CHF 603 million, an increase of CHF 94 million, or 18%, compared to the third quarter of 2005. Asset management revenues, which consist primarily of fees from asset management and fund administration services provided to clients, increased CHF 76 million, or 17%, compared to the third quarter of 2005, in line with the development in assets under management over the previous twelve months .. Private equity commissions and fees, which include private equity fund management fees, increased CHF 18 million, or 36%, from the third quarter of 2005, mainly reflecting increased investment and portfolio management fees based on higher assets under management and placement fees in connection with new private equity funds.

In the third quarter of 2006, Asset Management recorded private equity and other investment-related gains of CHF 89 million, a decrease of CHF 50 million, or 36%, compared to the strong third quarter of 2005. Compared to the second quarter of 2006, private equity and other investment-related gains decreased CHF 26 million, or 23%. Most of the private equity and other investment-related gains in the third quarter of 2006 reflected initial public offerings of firms in which the alternative investments business held significant participations. These initial public offerings include CommVault, a technology data storage company, and Warner Chilcott. Also, private equity gains were recorded in Nycomed. Both Nycomed and Warner Chilcott are pharmaceutical companies.

The following tables present key information of the Asset Management segment:
				9 months

	3Q 2006	2Q 2006	3Q 2005	2006	2005

Cost/income ratio	77.3%	96.1%	69.1%	80.3%	62.6%

Pre-tax income margin	22.8%	4.0%	30.9%	19.7%	37.4%

Net new assets, in CHF bn	21.2	15.5	5.1	53.7	20.4
of which private equity	1.4	2.6	1.5	6.4	3.3
of which advisory assets	1.2	0.4	1.1	2.6	2.1

Gross margin on assets under management	43.4 bp	44.0 bp	49.4 bp	45.7 bp	54.7 bp
Net margin (pre-tax) on assets under management	9.9 bp	1.7 bp	15.3 bp	9.0 bp	20.5 bp

Average economic risk capital, in CHF m	1,511	1,416	1,191	1,428	1,065
Pre-tax return on average economic risk capital 1)	49.3%	15.4%	75.2%	46.9%	103.6%

1) Calculated using a return excluding interest costs for allocated goodwill.

in CHF bn	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets under management	659.6	615.2	589.4	7.2	11.9

Private equity investments	2.1	1.9	1.4	10.5	50.0

Total operating expenses were CHF 535 million, an increase of CHF 87 million, or 19%, compared to the third quarter of 2005. Compensation and benefits increased CHF 33 million, or 13%, to CHF 286 million, which included severance-related costs of CHF 22 million associated with the realignment, as well as ongoing efforts to hire investment talent. Other expenses were CHF 249 million in the third quarter of 2006, an increase of CHF 54 million, or 28%, compared to the third quarter of 2005, primarily reflecting higher commission expenses, in line with higher assets under management, higher professional fees and costs associated with the realignment. Compared to the second quarter of 2006, total operating expenses decreased CHF 114 million, reflecting the lower realignment costs of CHF 40 million in the third quarter of 2006 compared to CHF 152 million in the second quarter.

Pre-tax income margin for the third quarter of 2006 was 22.8%, down 8.1 percentage points from the third quarter of 2005, with a 7% increase in net revenues offset by a 19% increase in operating expenses. Compared to the second quarter of 2006, pre-tax income margin increased 18.8 percentage points, reflecting higher revenues and significantly lower operating expenses due to the realignment costs recorded in the second quarter.

The following table presents total assets under management of the Asset Management segment by asset class:
in CHF bn	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Money market	93.7	78.2	64.1	19.8	46.2
Fixed income	118.8	113.8	110.0	4.4	8.0
Balanced	264.0	251.1	254.6	5.1	3.7
Equities	47.8	46.1	47.7	3.7	0.2
Alternative 1)	135.3	126.0	113.0	7.4	19.7
of which private equity	30.6	29.2	25.5	4.8	20.0
Total assets under management	659.6	615.2	589.4	7.2	11.9

of which discretionary assets	566.4	526.1	500.3	7.7	13.2
of which advisory assets	93.2	89.1	89.1	4.6	4.6
1) Alternative includes private equity, funds of hedge funds, real estate and indexed products.

Gross margin on assets under management was 43.4 basis points in the third quarter of 2006, a 6.0 basis point decrease from the third quarter of 2005, reflecting the 36% decrease in private equity and other investment-related gains and an increase in money market assets. Excluding private equity and other investment-related gains, gross margin on assets under management was 37.8 basis points in the third quarter of 2006 and 38.8 basis points in the third quarter of 2005.

Pre-tax return on average economic risk capital was 49.3% in the third quarter of 2006 compared to 75.2% in the third quarter of 2005, primarily reflecting higher position risk from growth initiatives in alternative investments.

Assets under management
Assets under management
Assets under management comprise assets which are placed with Group entities for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Advisory assets include assets placed with the Group where the client is provided access to investment advice but retains discretion over investment decisions.

As of September 30, 2006, the Group’s assets under management amounted to CHF 1,454.3 billion, an increase of CHF 83.4 billion, or 6.1%, compared to June 30, 2006. Private Banking assets under management increased CHF 45.1 billion in the third quarter of 2006 and assets under management in Asset Management increased CHF 44.4 billion, both reflecting growth in net new assets and positive market valuations and foreign exchange-related movements.

The following table sets forth information on assets under management:
in CHF bn	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Investment Banking	13.0	13.2	14.5	(1.5)	(10.3)
Private Banking	904.2	859.1	837.6	5.2	8.0
Asset Management	659.6	615.2	589.4	7.2	11.9
Less assets managed on behalf of other segments	(122.5)	(116.6)	(107.6)	5.1	13.8

Credit Suisse Group 1)	1,454.3	1,370.9	1,333.9	6.1	9.0

of which discretionary	658.2	614.2	592.1	7.2	11.2
of which advisory	796.1	756.7	741.8	5.2	7.3

1) Excludes CHF 162.5 billion, CHF 157.4 billion and CHF 153.3 billion as of September 30, 2006, June 30, 2006 and December 31, 2005, respectively, of assets managed by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see "Notes to the condensed consolidated financial statements - unaudited - Discontinued operations."

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not considered as they do not reflect success in acquiring assets under management. Changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Net new assets were CHF 31.0 billion in the third quarter of 2006, an increase of CHF 0.9 billion compared to the second quarter of 2006. Strong inflows across all regions contributed to the net new assets of CHF 11.1 billion in Private Banking. Asset Management reported net new assets of CHF 21.2 billion, mainly in US-based money market products and alternative investment assets.

The following table sets forth information on net new assets:
				9 months

in CHF bn	3Q 2006	2Q 2006	3Q 2005	2006	2005

Investment Banking	(0.1)	(0.1)	0.0	0.0	(2.0)
Private Banking	11.1	16.6	18.8	42.5	41.5
Asset Management	21.2	15.5	5.1	53.7	20.4
Less net new assets managed on behalf of other segments	(1.2)	(1.9)	(5.2)	(7.7)	(12.5)

Credit Suisse Group 1)	31.0	30.1	18.7	88.5	47.4

1) Excludes CHF 0.0 billion, CHF 0.1 billion, CHF 0.3 billion, CHF 3.8 billion and CHF 3.4 billion for 3Q 2006, 2Q 2006, 3Q 2005, nine months 2006 and nine months 2005, respectively, of net new assets managed by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see “Notes to the condensed consolidated financial statements – unaudited - Discontinued operations."

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

The following table sets forth information on client assets:
in CHF bn	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Investment Banking	61.8	70.2	69.6	(12.0)	(11.2)
Private Banking	1,029.1	975.6	951.9	5.5	8.1
Asset Management	666.0	621.2	596.0	7.2	11.7
Less client assets managed on behalf of other segments	(122.5)	(116.6)	(107.6)	5.1	13.8

Credit Suisse Group 1)	1,634.4	1,550.4	1,509.9	5.4	8.2

1) Excludes CHF 162.5 billion, CHF 157.4 billion and CHF 153.3 billion as of September 30, 2006, June 30, 2006 and December 31, 2005, respectively, of client assets held by Winterthur. In June 2006, the Group announced a definitive agreement for the sale of Winterthur. For further details, see “Notes to the condensed consolidated financial statements – unaudited - Discontinued operations.”

Capital
Credit Suisse Group
The Group’s consolidated BIS tier 1 ratio was 10.8% as of September 30, 2006, an increase from 10.6% as of June 30, 2006. The Group continued the share buyback program approved by the shareholders at the Annual General Meeting in 2005, repurchasing 62.7 million common shares in the amount of CHF 3.9 billion since the initiation of the program through September 30, 2006. In the third quarter of 2006, 11.3 million common shares in the amount of CHF 0.8 billion were repurchased and 34 million common shares in the amount of CHF 1.9 billion were extinguished. Risk-weighted assets increased compared to the second quarter of 2006, primarily reflecting an increase in capital requirements for interbank, commercial and private lending, OTC derivatives and financial investments partially offset by changes in regulatory treatment of certain leveraged and whole loans and a decrease in market risk equivalents. Tier 1 capital increased CHF 1,112 million from June 30, 2006, with the positive contribution of net income and the strengthening of the US dollar against the Swiss franc offset by additional dividend accruals and the deduction for shares repurchased through the Group’s share buyback program. The Group’s shareholders’ equity increased from CHF 38.9 billion as of June 30, 2006 to CHF 41.6 billion as of September 30, 2006, primarily due to the third quarter net income and the strengthening of the US dollar against the Swiss franc.

Credit Suisse
Credit Suisse’s consolidated BIS tier 1 ratio increased to 9.5% as of September 30, 2006 compared to 9.4% as of June 30, 2006. Risk-weighted assets increased compared to the second quarter of 2006, primarily reflecting an increase in capital requirements for interbank, commercial and private lending, OTC derivatives and financial investments partially offset by changes in regulatory treatment of certain leveraged and whole loans and a decrease in market risk equivalents. Tier 1 capital increased CHF 1,059 million from June 30, 2006, with the positive contribution of net income and the strengthening of the US dollar against the Swiss franc offset by additional dividend accruals. The shareholder’s equity of Credit Suisse increased from CHF 22.5 billion as of June 30, 2006 to CHF 24.4 billion as of September 30, 2006, primarily due to the third quarter net income and the strengthening of the US dollar against the Swiss franc.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group			Credit Suisse

in CHF m, except where indicated	30.09.06	30.06.06	31.12.05	30.09.06	30.06.06	31.12.05

Risk-weighted positions	236,448	228,079	218,899	219,060	209,732	200,904
Market risk equivalents	15,691	16,852	13,992	14,691	16,011	12,499

Risk-weighted assets	252,139	244,931	232,891	233,751	225,743	213,403

Total shareholders' equity	41,643	38,882	42,118	24,353	22,506	25,788
Reconciliation to tier 1 capital:
Non-cumulative perpetual preferred securities	2,167	2,142	2,170	1,055	1,035	1,044
Investment in insurance entities	(4,321)	(3,782)	(4,179)	(13)	(12)	(12)
Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	(12,359)	(11,224)	(13,761)	(3,089)	(2,282)	(6,257)

Tier 1 capital	27,130	26,018	26,348	22,306	21,247	20,563

Tier 1 ratio	10.8%	10.6%	11.3%	9.5%	9.4%	9.6%
Total capital	33,269	32,752	31,918	33,235	32,174	29,815
Total capital ratio	13.2%	13.4%	13.7%	14.2%	14.3%	14.0%

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group and Credit Suisse may continue to include as tier 1 capital CHF 2.2 billion and CHF 6.3 billion, respectively, as of September 30, 2006 (June 30, 2006: CHF 2.1 billion and CHF 6.2 billion, respectively and December 31, 2005: CHF 2.2 billion and CHF 6.5 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46R.

Risk management
Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 9% in the third quarter of 2006 compared with the second quarter of 2006. Average Value-at-Risk (VaR) for the Group’s trading books decreased by 15% during the third quarter of 2006 to CHF 80 million, mainly due to reduced interest rate and credit spread VaR exposures. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of provisions for credit losses of CHF 40 million in the third quarter of 2006.

Economic Risk Capital trends
The Group assesses risk and economic capital adequacy using its ERC model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. The Group assigns ERC for position risk, operational risk and expense risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes, 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, as non-trading activities generally are not marked to market through earnings.

In the third quarter of 2006, the Group’s one-year, 99% position risk ERC increased 9% compared to the second quarter of 2006, mainly due to increased commercial real estate loan originations and syndicated loan exposure.

The following table sets forth the Group's risk profile, using ERC as the common risk measure: 1)

in CHF m	30.09.06	Change in % from 30.06.06	Change analysis: brief summary 30.09.06 vs 30.06.06

Interest rate ERC, Credit spread ERC,Foreign exchange rate ERC and Commodity ERC	2,618	(6%)	Reduced corporate bond, foreign exchange and commodity exposures in Investment Banking.
Equity investment ERC	2,434	10%	Higher equity trading exposures in Investment Banking and increased investment exposures in Asset Management.
Swiss corporate and retail lending ERC	2,176	2%
International lending ERC & Counterparty ERC	3,090	6%	Due to increased syndication, bridge loan and counterparty exposures in Investment Banking.
Emerging markets ERC	1,450	(7%)	Reduced emerging market exposures in Investment Banking.
Real estate ERC & Structured asset ERC 2)	4,364	33%	Increased commercial real estate loan originations and residential loan purchases in Investment Banking.
Insurance ERC	88	43%	Due to increased insurance exposures in Investment Banking.
Simple sum across risk categories	16,220	8%

Diversification benefit	(4,786)	8%

Total Position Risk ERC - Group	11,434	9%

One-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC must be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2005, which is available on the website: www.credit-suisse.com/annualreport2005. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) Excluding Winterthur's position risks. 2) This category comprises the commercial and residential real estate and asset-backed securities exposure of the Investment Banking segment, real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group andInvestment Banking, as measured by scaled one-day, 99% VaR:
	3Q 2006						2Q 2006						3Q 2005

in CHF m	Minimum		Maximum		Average	30.09.06	Minimum		Maximum		Average	30.06.06	Minimum		Maximum		Average	30.09.05

Credit Suisse Group 1)
Interest rate & credit spread	43		63		51	46	49		79		67	58	47		73		60	54
Foreign exchange rate	11		30		20	17	10		38		19	14	6		17		9	11
Equity	49		73		61	60	51		90		65	62	33		55		43	40
Commodity	6		15		9	8	6		13		8	9	7		16		11	15
Diversification benefit	–	2)	–	2)	(61)	(78)	–	2)	–	2)	(64)	(52)	–	2)	–	2)	(59)	(58)

Total	53		106		80	53	75		124		95	91	49		77		64	62

Investment Banking
Interest rate & credit spread	41		63		50	43	49		79		67	58	47		73		60	53
Foreign exchange rate	11		30		20	17	10		38		19	15	6		12		9	12
Equity	49		73		61	60	51		90		65	62	33		54		43	40
Commodity	6		15		9	8	6		13		8	9	5		14		10	14
Diversification benefit	–	2)	–	2)	(60)	(75)	–	2)	–	2)	(64)	(53)	–	2)	–	2)	(58)	(57)

Total	53		106		80	53	75		125		95	91	49		77		64	62

Represents 10-day VaR scaled to a one-day holding period.
1) The VaR estimates for Credit Suisse Group are performed on a monthly basis and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. 2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Trading risks
The Group primarily assumes trading risks through the trading activities of the Investment Banking segment. The other segments also engage in trading activities, but to a much lesser extent. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a one-day holding period and based on a 99% confidence level. This means that there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse Group’s average one-day, 99% VaR in the third quarter of 2006 was CHF 80 million, compared to CHF 95 million during the second quarter of 2006. This was mainly due to reduced interest rate and credit spread VaR exposures and increased diversification between fixed income and equity risk types ..

Various techniques are used to assess the accuracy of the VaR model, including backtesting. Daily backtesting profit and loss is compared with VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. An accurate one-day, 99% VaR model should have no more than four backtesting “exceptions” per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had no backtesting exceptions during the third quarter of 2006 and four backtesting exceptions in the last twelve months after a period of two years with no exceptions. The four backtesting exceptions occurred during the second quarter of 2006 and were driven by equity and foreign exchange market volatility during May 2006. During this period, equity and foreign exchange market volatility was significantly larger than the volatility reflected in the VaR model, which uses historic data on a preceding two year rolling basis. The VaR model is also subject to continuous assessment and evaluation to ensure it remains accurate given current market conditions and positions.

The histogram entitled “Credit Suisse Group trading revenue” reflects the distribution of daily actual trading revenues (which includes the profit and loss associated with trading positions as well as the fees, commissions and provisions relating to trading activities) during the third quarter of 2006 and 2005. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

Loan exposure
The Group’s total loan exposure increased 4% to CHF 206 billion as of September 30, 2006 compared to June 30, 2006, primarily due to increases in commercial and industrial loans, particularly in Investment Banking, as well as a slight increase in mortgages in Private Banking.

Compared to June 30, 2006, the Group’s total non-performing loans declined 1% and total impaired loans declined 9% as of September 30, 2006. Private Banking and Investment Banking reported further reductions in total impaired loans during the third quarter.

In the third quarter of 2006, the Group recorded a net release of provisions for credit losses of CHF 40 million, compared to net new provisions of CHF 10 million in the second quarter of 2006. The additions, releases and recoveries included in determining the allowance for loan losses are presented in the following tables.

Coverage of total impaired loans by valuation allowances at the Group decreased slightly from 68% as of June 30 to 65% as of September 30, 2006 with a small increase in Investment Banking and a small decrease in Private Banking. Coverage of total non-performing loans declined slightly in Private Banking and more notably in Investment Banking, which was largely a result of the resolution of a potential problem loan.

The following table sets forth the gross loan exposure for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	30.09.06	30.06.06	31.12.05	30.09.06	30.06.06	31.12.05	30.09.06	30.06.06	31.12.05	1)

Consumer loans:
Mortgages	0	0	0	75,977	74,674	75,122	75,977	74,674	80,779
Loans collateralized by securities	0	0	0	16,846	15,809	17,203	16,846	15,809	17,207
Other	991	749	816	3,843	3,685	2,960	4,834	4,434	3,787

Consumer loans	991	749	816	96,666	94,168	95,285	97,657	94,917	101,773

Corporate loans:
Real estate	497	493	508	25,265	25,290	24,728	25,762	25,783	26,597
Commercial & industrial loans	23,867	20,520	16,204	40,778	39,796	37,747	64,816	60,408	55,295
Loans to financial institutions	16,501	16,113	16,979	747	675	615	17,248	16,788	19,794
Governments and public institutions	771	749	784	1,251	1,348	1,380	2,022	2,097	4,389

Corporate loans	41,636	37,875	34,475	68,041	67,109	64,470	109,848	105,076	106,075

Loans, gross	42,627	38,624	35,291	164,707	161,277	159,755	207,505	199,993	207,848

(Unearned income)/deferred expenses, net	(63)	(58)	(64)	84	95	118	21	37	64
Allowance for loan losses	(255)	(376)	(465)	(1,271)	(1,359)	(1,726)	(1,527)	(1,736)	(2,241)

Total loans, net	42,309	38,190	34,762	163,520	160,013	158,147	205,999	198,294	205,671

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	30.09.06	30.06.06	31.12.05	30.09.06	30.06.06	31.12.05	30.09.06	30.06.06	31.12.05	1)

Non-performing loans	207	198	143	1,002	993	1,157	1,209	1,192	1,323
Non-interest earning loans	10	10	11	570	604	830	580	614	845

Total non-performing loans	217	208	154	1,572	1,597	1,987	1,789	1,806	2,168

Restructured loans	0	14	55	21	7	21	21	21	77
Potential problem loans	36	160	303	492	574	726	529	733	1,074

Total other impaired loans	36	174	358	513	581	747	550	754	1,151

Total impaired loans, gross	253	382	512	2,085	2,178	2,734	2,339	2,560	3,319

Valuation allowances as % of
Total non-performing loans	118%	181%	302%	81%	85%	87%	85%	96%	103%
Total impaired loans	101%	98%	91%	61%	62%	63%	65%	68%	68%

The following table sets forth the movements in the allowance for loan losses for the Group and its primary lending segments:
	Investment Banking			Private Banking			Credit Suisse Group

in CHF m	3Q 2006	2Q 2006	3Q 2005	3Q 2006	2Q 2006	3Q 2005	3Q 2006	2Q 2006	3Q 2005	1)

Balance beginning of period	376	442	562	1,359	1,561	2,112	1,736	2,054	2,733

Discontinued operations	0	0	0	0	0	0	0	(48)	0

Net additions chargedto income statement	(35)	6	(51)	(19)	(4)	(6)	(54)	2	(60)

Gross write-offs	(111)	(78)	(117)	(82)	(199)	(135)	(192)	(278)	(255)
Recoveries	2	15	2	7	6	7	10	21	10

Net write-offs	(109)	(63)	(115)	(75)	(193)	(128)	(182)	(257)	(245)

Allowances acquired/(deconsolidated) and provisions for interest	16	18	18	3	2	(2)	18	20	16
Foreign currency translation impactand other adjustments, net	7	(27)	4	3	(7)	0	9	(35)	1

Balance end of period	255	376	418	1,271	1,359	1,976	1,527	1,736	2,445

Provision for credit losses disclosed in the Credit Suisse Group unaudited condensed consolidated statements of income also includes provisions for lending-related exposure of CHF 14 million, CHF 8 million and CHF 14 million for 3Q 2006, 2Q 2006 and 3Q 2005, respectively.
1) Not adjusted for discontinued operations.

Condensed consolidated financial statements
Consolidated statements of income (unaudited)
						9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	Change in % from 2Q 2006	Change in % from 3Q 2005	2006	2005	Change in % from 2005

Interest and dividend income	12,825	13,110	9,229	(2)	39	37,252	25,725	45
Interest expense	(11,218)	(11,244)	(7,602)	0	48	(32,113)	(20,113)	60

Net interest income	1,607	1,866	1,627	(14)	(1)	5,139	5,612	(8)

Commissions and fees	3,919	4,425	3,693	(11)	6	12,578	10,279	22
Trading revenues	1,693	1,371	2,023	23	(16)	6,472	4,348	49
Other revenues	857	1,126	780	(24)	10	3,600	2,684	34

Total noninterest revenues	6,469	6,922	6,496	(7)	0	22,650	17,311	31

Net revenues	8,076	8,788	8,123	(8)	(1)	27,789	22,923	21

Provision for credit losses	(40)	10	(46)	–	(13)	(91)	(110)	(17)

Compensation and benefits	3,427	3,697	3,595	(7)	(5)	11,597	9,990	16
Other expenses	2,229	1,903	2,036	17	9	6,297	6,701	(6)

Total operating expenses	5,656	5,600	5,631	1	0	17,894	16,691	7

Income from continuing operations before taxes,minority interests, extraordinary items andcumulative effect of accounting changes	2,460	3,178	2,538	(23)	(3)	9,986	6,342	57

Income tax expense	367	502	512	(27)	(28)	1,584	1,035	53
Minority interests	625	804	490	(22)	28	2,720	1,458	87

Income from continuing operations beforeextraordinary items and cumulative effectof accounting changes	1,468	1,872	1,536	(22)	(4)	5,682	3,849	48

Income from discontinued operations, net of tax	424	286	382	48	11	996	884	13
Extraordinary items, net of tax	0	0	0	–	–	(24)	0	–
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	0	14	(100)

Net income	1,892	2,158	1,918	(12)	(1)	6,654	4,747	40

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
				9 months

in CHF	3Q 2006	2Q 2006	3Q 2005	2006	2005

Basic earnings per share
Income from continuing operations before cumulative effect of accounting changes	1.35	1.68	1.33	5.13	3.36
Income from discontinued operations, net of tax	0.39	0.26	0.34	0.89	0.79
Extraordinary items, net of tax	0.00	0.00	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.74	1.94	1.67	6.00	4.16

Diluted earnings per share
Income from continuing operations before cumulative effect of accounting changes	1.29	1.61	1.31	4.91	3.30
Income from discontinued operations, net of tax	0.38	0.25	0.32	0.86	0.74
Extraordinary items, net of tax	0.00	0.00	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.67	1.86	1.63	5.75	4.05

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Consolidated balance sheets (unaudited)
in CHF m	30.09.06	30.06.06	31.12.05	Change in % from 30.06.06	Change in % from 31.12.05

Assets
Cash and due from banks	29,802	32,879	27,577	(9)	8
Interest-bearing deposits with banks	6,869	6,103	6,143	13	12
Central bank funds sold, securities purchased under resaleagreements and securities borrowing transactions	337,445	328,155	352,281	3	(4)
Securities received as collateral	38,145	29,875	23,950	28	59
Trading assets (of which CHF 172,706 m, CHF 152,589 mand CHF 151,793 m encumbered)	468,654	439,119	435,250	7	8
Investment securities (of which CHF 54 m,CHF 102 m and CHF 2,456 m encumbered)	21,802	21,737	121,565	0	(82)
Other investments	19,835	19,405	20,736	2	(4)
Loans, net of allowance for loan lossesof CHF 1,527 m, CHF 1,736 m and CHF 2,241 m	205,999	198,294	205,671	4	0
Premises and equipment	5,890	5,706	7,427	3	(21)
Goodwill	11,220	10,977	12,932	2	(13)
Other intangible assets	522	521	3,091	0	(83)
Assets of discontinued operations held-for-sale	180,784	174,991	1,378	3	–
Other assets (of which CHF 34,112 m,CHF 28,955 m and CHF 4,860 m encumbered)	146,146	136,800	121,051	7	21

Total assets	1,473,113	1,404,562	1,339,052	5	10

Liabilities and shareholders' equity
Deposits	390,437	377,344	364,238	3	7
Central bank funds purchased, securities sold under repurchaseagreements and securities lending transactions	314,531	282,701	309,803	11	2
Obligation to return securities received as collateral	38,145	29,875	23,950	28	59
Trading liabilities	212,942	212,465	194,225	0	10
Short-term borrowings (of which CHF 2,882 mreported at fair value as of September 30, 2006)	22,742	21,779	19,472	4	17
Provisions from the insurance business	0	0	145,039	–	(100)
Long-term debt (of which CHF 48,946 mreported at fair value as of September 30, 2006)	149,917	142,737	132,975	5	13
Liabilities of discontinued operations held-for-sale	171,838	168,058	1,330	2	–
Other liabilities	115,381	115,995	98,055	(1)	18
Minority interests	15,537	14,726	7,847	6	98

Total liabilities	1,431,470	1,365,680	1,296,934	5	10

Common shares	607	624	624	(3)	(3)
Additional paid-in capital	24,364	24,553	24,639	(1)	(1)
Retained earnings	27,652	27,080	24,584	2	12
Treasury shares, at cost	(7,759)	(9,018)	(5,823)	(14)	33
Accumulated other comprehensive income/(loss)	(3,221)	(4,357)	(1,906)	(26)	69

Total shareholders' equity	41,643	38,882	42,118	7	(1)

Total liabilities and shareholders' equity	1,473,113	1,404,562	1,339,052	5	10

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Consolidated statements of changes in shareholders’ equity (unaudited)
9 months, in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Common shares in treasury at cost	Accumulated other com- prehensive income/(loss)	Total

Balance January 1, 2005	1,110,819,481		607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					4,747			4,747
Other comprehensive income, net of tax							1,742	1,742
Issuance of common shares	171,374			4				4
Issuance of treasury shares	167,096,611			10		8,614		8,624
Repurchase of treasury shares	(226,838,313)					(11,730)		(11,730)
Share-based compensation	33,929,271			(859)		1,600		741
Cash dividends paid					(1,767)			(1,767)
Balance September 30, 2005	1,085,178,424		607	22,590	23,481	(6,063)	(1,981)	38,634

Balance January 1, 2006	1,125,360,183	1)	624	24,639	24,584	(5,823)	(1,906)	42,118

Net income					6,654			6,654
Cumulative effect of accounting changes, net of tax					60			60
Other comprehensive income, net of tax							(1,315)	(1,315)
Issuance of common shares	302,704			14				14
Cancellation of repurchased shares			(17)	(608)	(1,316)	1,941		0
Issuance of treasury shares	180,402,200			(73)		12,752		12,679
Repurchase of treasury shares	(245,829,686)	2)				(17,340)		(17,340)
Share-based compensation	17,109,313			392		711		1,103
Cash dividends paid					(2,330)			(2,330)
Balance September 30, 2006	1,077,344,714	3)	607	24,364	27,652	(7,759)	(3,221)	41,643

1) At par value CHF 0.50 each, fully paid, net of 122,391,983 treasury shares. In addition to the treasury shares, a maximum of 217,698,047 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.    2) Includes 36,557,800 shares repurchased in connection with Credit Suisse Group's share buyback program.    3) At par value CHF 0.50 each, fully paid, net of 136,710,156 treasury shares. 34,000,000 treasury shares which were approved for cancellation at the Annual General Meeting on April 28, 2006, were cancelled in the third quarter of 2006. In addition to the treasury shares, a maximum of 199,389,419 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Comprehensive income (unaudited)
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Net income	1,892	2,158	1,918	6,654	4,747
Other comprehensive income/(loss)	1,136	(1,748)	145	(1,315)	1,742

Comprehensive income	3,028	410	2,063	5,339	6,489

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Consolidated statements of cash flows (unaudited)
	9 months

in CHF m	2006	2005

Operating activities of continuing operations
Net income	6,654	4,747
(Income)/loss from discontinued operations, net of tax	(996)	(884)

Income from continuing operations	5,658	3,863

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	771	685
Provision for credit losses	(91)	(110)
Deferred tax provision	330	(152)
Share of net income from equity method investments	38	(225)
Cumulative effect of accounting changes, net of tax	0	(14)
Trading assets and liabilities	(34,163)	(8,007)
(Increase)/decrease in accrued interest, fees receivable and other assets	(38,690)	(28,634)
Increase/(decrease) in accrued expenses and other liabilities	20,136	7,875
Other, net	(460)	(1,768)

Total adjustments	(52,129)	(30,350)

Net cash provided by/(used in) operating activities of continuing operations	(46,471)	(26,487)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(1,141)	(644)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(320)	(33,917)
Purchase of investment securities	(3,031)	(10,084)
Proceeds from sale of investment securities	1,062	286
Maturities of investment securities	4,402	7,251
Investments in subsidiaries and other investments	(3,639)	(1,667)
Proceeds from sale of other investments	2,705	1,144
(Increase)/decrease in loans	(20,090)	(13,691)
Proceeds from sales of loans	3,116	1,810
Capital expenditures for premises and equipment and other intangible assets	(1,144)	(642)
Proceeds from sale of premises and equipment and other intangible assets	19	53
Other, net	(42)	214

Net cash provided by/(used in) investing activities of continuing operations	(18,103)	(49,887)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Consolidated statements of cash flows continued (unaudited)
	9 months

in CHF m	2006	2005

Financing activities of continuing operations
Increase/(decrease) in deposits	29,331	41,598
Increase/(decrease) in short-term borrowings	4,165	(346)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,556	32,705
Issuances of long-term debt	59,569	33,595
Repayments of long-term debt	(40,456)	(21,138)
Issuances of common shares	14	4
Issuances of treasury shares	12,679	8,624
Repurchase of treasury shares	(17,340)	(11,730)
Dividends paid/capital repayments (including minority interests and trust preferred securities)	(2,354)	(1,794)
Other, net	1,853	174

Net cash provided by/(used in) financing activities of continuing operations	71,017	81,692

Effect of exchange rate changes on cash and due from banks	(570)	2,054

Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations	(460)	3,873
Net cash provided by/(used in) investing activities of discontinued operations	(3,286)	(8,852)
Net cash provided by/(used in) financing activities of discontinued operations	98	(914)

Net increase/(decrease) in cash and due from banks	2,225	1,479

Cash and due from banks at beginning of period	27,577	25,648

Cash and due from banks at end of period	29,802	27,127

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Supplemental disclosures of cash flow information (unaudited)
	9 months

in CHF m	2006	2005

Cash paid during the year for income taxes	1,575	1,678
Cash paid during the year for interest	31,039	19,295

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	194	68

Fair value of liabilities assumed	194	37

Notes to the condensed consolidated financial statements unaudited
Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2005, included in Credit Suisse Group’s Annual Report 2005. For a description of the Group’s significant accounting policies, see note 1 of the aforementioned consolidated financial statements.

Due to the Group’s announcement in June 2006 regarding the sale of Winterthur, the results of operations of the Winterthur businesses being sold, which were previously reported as a separate segment of the Group, are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of Winterthur have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheet as of September 30 and June 30, 2006.

Certain financial information, which is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control is overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. This guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 123R
In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R was effective for annual reporting periods beginning after June 15, 2005. The Group early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method. The Group’s policy is to expense share-based awards over the requisite service period.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures have been included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award (the recognition of this expense was not material); and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the US Securities and Exchange Commission (SEC) staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from the grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. As a result of the December 2005 guidance, and based on subsequent discussions with the SEC staff, the Group recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflected the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Group’s change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 630 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 421 million. This non-cash charge, recorded in the Corporate Center, represented the recognition of compensation expense for share-based awards granted in 2005 that otherwise would have been recorded in the segments, principally Investment Banking, generally over vesting periods of three to five years.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expense in the Group’s segments over the period from the grant date of March 2006 to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB 20. SFAS 154 was effective for the Group as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, but early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million as of January 1, 2006. Pre-tax income for the nine months ended September 30, 2006 increased CHF 21 million as a result of this change in accounting policy.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods, with changes in fair value recognized in the statement of income. SFAS 156 permits an irrevocable election to apply fair value accounting for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the way the economic risks are managed. SFAS 156 is effective on a prospective basis for fiscal years beginning after September 15, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 provides a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 is effective for fiscal years beginning after June 15, 2006, and will permit early adoption; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million net of tax.

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are variable interest entities (VIEs) and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Group and applied effective July 1, 2006 to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. FSP FIN 46(R)-6 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes by prescribing a consistent recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating tax positions. In the first step, an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting FIN 48.
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It will affect current practice by eliminating the EITF 02-3 guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. SFAS 157 will also eliminate the use of blockage factors by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Group is currently evaluating the impact of adopting SFAS 157.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to: 1) recognize in the statement of financial condition the funded status of a benefit plan on a prospective basis; 2) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income, including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost; 3) measure the defined benefit plan assets and obligations at the date of the employer’s fiscal year-end statement of financial condition; and 4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation. SFAS 158 recognition provisions associated with the funded status of a benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008 with early adoption permitted. The Group is currently evaluating the impact of adopting SFAS 158.

SAB 108
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 on Quantifying Misstatements (SAB 108). SAB 108 requires registrants to use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides guidance on correcting errors under this approach as well as providing transition guidance on correcting errors that existed prior to application of SAB 108. The guidance in SAB 108 is effective for the first fiscal year ending after November 15, 2006 with early adoption permitted. The Group will adopt SAB 108 as of December 31, 2006.

Discontinued operations
In June 2006, the Group announced a definitive agreement for the sale of Winterthur to AXA for cash consideration of CHF 12.3 billion. As a part of the sale agreement, AXA agreed to repay approximately CHF 1.1 billion of debt currently outstanding between the Group and Winterthur. The gain on the sale will be recognized at the time of closing, which is expected to occur by the end of 2006, subject to regulatory approvals and closing conditions. As of September 30, 2006, Winterthur’s shareholder’s equity was CHF 9.9 billion. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

According to the sale agreement, certain banking and service agreements will continue to exist for a period not to exceed three years. These agreements may be terminated or renewed at any time. The costs and revenues associated with these agreements are considered insignificant.

The businesses being acquired by AXA generated net revenues of CHF 6,612 million, CHF 7,332 million, CHF 22,219 million and CHF 23,647 million and net income of CHF 424 million, CHF 382 million, CHF 996 million and CHF 884 million, respectively, for the three-month and nine-month periods ended September 30, 2006 and 2005. These businesses had total assets of CHF 180.8 billion and total liabilities of CHF 171.8 billion as of September 30, 2006. The results of operations of the businesses being sold, which were reported as a separate segment of the Group prior to the second quarter of 2006, are now reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented. The assets and liabilities of the businesses being sold have been presented as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale , respectively, in the consolidated balance sheets as of September 30, 2006, and June 30, 2006.

Income amounts presented in discontinued operations relating to Winterthur differ from those previously reported in the segment results due to the elimination of intercompany transactions between Winterthur and Credit Suisse Group. Intercompany transactions are not eliminated for the purposes of presenting segment results, but are excluded from earnings when presented in the line item Income from discontinued operations, net of tax.

The following table summarizes the Income from discontinued operations:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Total revenues	6,612	4,574	7,332	22,219	23,647
Total expenses	(6,136)	(4,232)	(7,028)	(20,924)	(22,527)

Income before taxes from discontinued operations	476	342	304	1,295	1,120

Income tax expense	52	56	(78)	299	236

Income from discontinued operations, net of tax	424	286	382	996	884

The following table summarizes the assets, liabilities and accumulated other comprehensive income/(loss) of discontinued operations held-for-sale:
in CHF m	30.09.06

Assets
Cash and due from banks	3,550
Trading assets	23,511
Investment securities	97,931
Real estate held for investment	8,185
Loans, net of allowance for loan losses	15,755
Assets held for separate accounts	6,769
Other assets	25,083

Assets of discontinued operations held-for-sale	180,784

Liabilities
Technical provisions from the insurance business	153,793
Liabilities held for separate accounts	6,769
Other liabilities	11,276

Liabilities of discontinued operations held-for-sale	171,838

Accumulated other comprehensive income/(loss), net of tax
Gains/(losses) on cash flow hedge	(19)
Cumulative translation adjustment	(602)
Unrealized gains/(losses) on securities	432
Minimum pension liability adjustment	(90)

Accumulated other comprehensive income/(loss) related to discontinued operations held-for-sale	(279)

The income from discontinued operations in the third quarter of 2006 included the release of a provision of CHF 154 million related to the favorable resolution of a VAT dispute in the UK.

Segment reporting
The results of operations of Winterthur, which were reported as a separate segment of the Group prior to the second quarter of 2006, are now reflected in Income from discontinued operations, net of tax for all periods presented. For further details regarding the sale of Winterthur, see “Discontinued operations.”

Net revenues
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Investment Banking	4,191	4,436	4,401	14,384	11,812
Private Banking	2,682	2,913	2,716	8,705	7,779
Asset Management	692	675	648	2,123	2,044
Corporate Center 1)	511	764	358	2,577	1,288

Credit Suisse Group	8,076	8,788	8,123	27,789	22,923

1) Includes minority interest revenues of CHF 640 million, CHF 741 million, CHF 523 million, CHF 2,665 million and CHF 1,520 million in 3Q 2006, 2Q 2006, 3Q 2005, nine months 2006 and nine months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues.

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Investment Banking	758	1,287	939	3,609	1,313
Private Banking	1,022	1,123	1,037	3,453	2,940
Asset Management	158	27	200	419	765
Corporate Center 1)	522	741	362	2,505	1,324

Credit Suisse Group	2,460	3,178	2,538	9,986	6,342

1) Includes minority interest income of CHF 630 million, CHF 728 million, CHF 518 million, CHF 2,633 million and CHF 1,503 million in 3Q 2006, 2Q 2006, 3Q 2005, nine months 2006 and nine months 2005, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such income.

Total assets
in CHF m	30.09.06	31.12.05

Investment Banking	1,084,666	957,513
Private Banking	320,906	298,117
Asset Management	19,601	21,572
Corporate Center and other 1)	47,940	61,850
Credit Suisse Group	1,473,113	1,339,052

1) Includes CHF 180.8 billion and CHF 178.7 billion of assets as of September 30, 2006 and December 31, 2005, respectively, related to Winterthur, which was reported as a separate segment of the Group prior to the second quarter of 2006.

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Interest income on loans	1,907	1,848	1,527	5,480	4,421
Interest income on investment securities	181	163	124	506	357
Interest and dividend income on trading assets	4,528	4,788	3,358	13,359	10,158
Central bank funds sold, securities purchased under resale agreementsand securities borrowing transactions	4,836	5,034	3,366	14,214	8,730
Other	1,373	1,277	854	3,693	2,059

Total interest and dividend income	12,825	13,110	9,229	37,252	25,725

Interest expense on deposits	(3,256)	(2,938)	(2,003)	(8,837)	(5,106)
Interest expense on short-term borrowings	(156)	(162)	(77)	(437)	(251)
Interest expense on trading liabilities	(1,615)	(2,077)	(1,169)	(5,108)	(3,579)
Central bank funds purchased, securities sold under repurchaseagreements and securities lending transactions	(4,550)	(4,619)	(3,072)	(13,234)	(7,864)
Interest expense on long-term debt	(1,131)	(1,074)	(1,044)	(3,303)	(2,764)
Other	(510)	(374)	(237)	(1,194)	(549)

Total interest expense	(11,218)	(11,244)	(7,602)	(32,113)	(20,113)

Net interest income	1,607	1,866	1,627	5,139	5,612

Trading activities
The following table sets forth the details of trading-related revenues:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Interest rate products	485	1,072	458	2,640	1,220
Equity/index-related products	641	5	1,190	2,071	1,967
Foreign exchange products	566	205	367	1,473	1,251
Other	1	89	8	288	(90)

Trading revenues	1,693	1,371	2,023	6,472	4,348

Interest and dividend income on trading assets	4,528	4,788	3,358	13,359	10,158
Interest expense on trading liabilities	(1,615)	(2,077)	(1,169)	(5,108)	(3,579)

Trading interest income, net	2,913	2,711	2,189	8,251	6,579

Total trading-related revenues	4,606	4,082	4,212	14,723	10,927

The following table sets forth the details of trading assets and liabilities:
in CHF m	30.09.06	31.12.05

Trading assets
Debt securities	230,980	198,815
Equity securities 1)	152,710	156,559
Derivative instruments	58,418	55,192
Other	26,546	24,684

Total trading assets	468,654	435,250

Trading liabilities
Short positions	148,042	137,618
Derivative instruments	64,900	56,607

Total trading liabilities	212,942	194,225

1) Includes convertible bonds.

Commissions and fees
The following table sets forth the details of commissions and fees:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Commissions from lending business	352	452	326	1,133	878

Investment and portfolio management fees	1,279	1,314	1,164	3,854	3,367
Commissions for other securities business	57	37	42	154	155

Commissions and fees from fiduciary activities	1,336	1,351	1,206	4,008	3,522

Underwriting fees	538	721	674	1,860	1,741
Brokerage fees	1,118	1,276	919	3,826	2,630

Commissions, brokerage securities underwriting and other securities activities	1,656	1,997	1,593	5,686	4,371

Fees for other customer services	575	625	568	1,751	1,508

Commissions and fees	3,919	4,425	3,693	12,578	10,279

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	30.09.06	31.12.05

Banks	0	1,801
Commercial	44,207	43,972
Consumer	81,587	81,388
Public authorities	1,273	3,481
Lease financings	3,136	2,979

Switzerland	130,203	133,621

Banks	7,888	8,555
Commercial	55,176	46,110
Consumer	12,972	18,398
Public authorities	968	1,026
Lease financings	298	138

Foreign	77,302	74,227

Loans, gross	207,505	207,848

Deferred expenses, net	21	64
Allowance for loan losses	(1,527)	(2,241)

Total loans, net	205,999	205,671

As of September 30, 2006, the Group held CHF 19.4 billion in restricted loans, which represented collateral on secured borrowings. These loans are reported in Other assets and the related obligations are recorded in Other liabilities ..

The following table sets forth the movements in the allowance for loan losses:
					9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	1)	2006	2005	1)

Balance beginning of period	1,736	2,054	2,733		2,241	3,038

Discontinued operations	0	(48)	0		(51)	0

Net additions charged to income statement	(54)	2	(60)		(103)	(125)

Gross write-offs	(192)	(278)	(255)		(655)	(660)
Recoveries	10	21	10		73	50

Net write-offs	(182)	(257)	(245)		(582)	(610)

Provisions for interest	18	20	16		49	58
Foreign currency translation impact and other adjustments, net	9	(35)	1		(27)	84

Balance end of period	1,527	1,736	2,445		1,527	2,445

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.
1) Not adjusted for discontinued operations.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	30.09.06	31.12.05

With a specific allowance	1,858	2,803
Without a specific allowance	481	516

Total impaired loans, gross	2,339	3,319

Specific allowance for impaired loans 1)	1,176	1,847
1) Included in the allowances for loan losses.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) on cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	24	1,310	811		0	2,145
Reclassification adjustments, included in net profit	22	(12)	(413)		0	(403)

Balance September 30, 2005	73	(2,700)	1,466		(820)	(1,981)

Balance January 1, 2006	77	(2,497)	1,156		(642)	(1,906)
Increase/(decrease)	(94)	(450)	(491)		0	(1,035)
Reclassification adjustments, included in net profit	(3)	(104)	(173)		0	(280)

Balance September 30, 2006 2)	(20)	(3,051)	492		(642)	(3,221)

1) Presented net of adjustments to insurance policyholder liabilities, deferred acquisition costs and present value of future profits (shadow adjustments). 2) Accumulated other comprehensive income related to discontinued operations totalled CHF -279 million as of September 30, 2006.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Income from continuing operations before cumulative effect of accounting changes	1,468	1,872	1,536	5,682	3,849
Income from discontinued operations, net of tax	424	286	382	996	884
Extraordinary items, net of tax	0	0	0	(24)	0
Cumulative effect of accounting changes, net of tax	0	0	0	0	14

Net income – as reported	1,892	2,158	1,918	6,654	4,747

Net income available for common shares for basic EPS 1)	1,892	2,158	1,850	6,654	4,670

Net income available for common shares for diluted EPS 2)	1,892	2,158	1,936	6,654	4,830

Weighted-average common shares outstanding for basic EPS, in m	1,084.4	1,113.0	1,107.0	1,108.4	1,121.6
Effect of dilutive securities
Convertible securities	0.0	0.0	40.4	0.0	40.4
Share options and warrants	12.1	14.1	10.5	14.6	9.2
Share awards	38.7	32.9	27.0	35.0	21.0

Adjusted weighted-average common shares for diluted EPS 3)	1,135.2	1,160.0	1,184.9	1,158.0	1,192.2

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.35	1.68	1.33	5.13	3.36
Income from discontinued operations, net of tax	0.39	0.26	0.34	0.89	0.79
Extraordinary items, net of tax	0.00	0.00	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.74	1.94	1.67	6.00	4.16

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.29	1.61	1.31	4.91	3.30
Income from discontinued operations, net of tax	0.38	0.25	0.32	0.86	0.74
Extraordinary items, net of tax	0.00	0.00	0.00	(0.02)	0.00
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.00	0.01

Net income available for common shares	1.67	1.86	1.63	5.75	4.05

1) The allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the basic earnings per share calculation. 2) Under the if-converted method for calculating diluted earnings per share, the interest on the mandatory convertible securities is included when the effect is dilutive. 3) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the EPS-calculation above), but could potentially dilute earnings per share in the future were 46.1 million, 38.1 million, 61.4 million, 38.9 million and 57.6 million for 3Q 2006, 2Q 2006, 3Q 2005, nine months 2006 and nine months 2005, respectively.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
				9 months

in CHF m	3Q 2006	2Q 2006	3Q 2005	2006	2005

Service costs on benefit obligation	80	94	60	249	199
Interest costs on benefit obligation	124	123	133	370	391
Expected return on plan assets	(172)	(172)	(170)	(517)	(509)
Amortization of
Unrecognized transition obligation/(asset)	0	0	(1)	(1)	(2)
Prior service cost	8	8	8	24	23
Unrecognized (gains)/losses	30	37	19	97	43

Net periodic pension costs	70	90	49	222	145

Settlement (gains)/losses	0	(5)	0	(5)	0
Curtailment (gains)/losses	0	(1)	0	(9)	(1)

Total pension costs	70	84	49	208	144

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2005, that it expected to contribute CHF 348 million to the pension plans in 2006. The calculation of the expected contributions for 2006 was subsequently revised to reflect the current funding status, resulting in an increase of anticipated contributions. As of September 30, 2006, CHF 310 million of contributions have been made. The Group presently anticipates contributing an additional CHF 84 million to fund its pension plans in 2006 for a total of CHF 394 million.

Guarantees and commitments
Guarantees
The following tables set forth details of contingent liabilities associated with guarantees:
As of September 30, 2006, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,960	8,509		9	5,708
Performance guarantees and similar instruments	10,921	9,773		185	3,234
Securities lending indemnifications	40,460	40,460		–	40,460
Derivatives	638,469	638,469		5,190	–	2)
Other guarantees 3)	3,720	3,720		24	1,558

Total guarantees	704,530	700,931		5,408	50,960

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,976	7,616		11	3,484
Performance guarantees and similar instruments	8,275	7,425		233	3,737
Securities lending indemnifications	35,456	35,456		–	35,456
Derivatives	437,399	437,399		4,238	–	2)
Other guarantees 3)	3,552	3,552		25	1,691

Total guarantees	494,658	491,448		4,507	44,368

1) Total net amount equals gross amount less any participations. 2) Collateral for derivatives accounted for as guarantees is not considered significant. 3) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees .. Readers are referred to note 34 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2005 for a detailed description of guarantees.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to the total privileged deposits. These guarantees are reflected in Other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments
The following table sets forth details of other commitments:
As of September 30, 2006, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,162	4,831		2,394
Loan commitments	223,118	222,056		140,953
Forward reverse repurchase agreements	12,535	12,535		12,535
Other commitments	6,074	6,074		572

Total other commitments	246,889	245,496		156,454

As of December 31, 2005, in CHF m	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,345	5,042		2,761
Loan commitments	199,825	199,555		126,385
Forward reverse repurchase agreements	15,472	15,472		15,472
Other commitments	4,360	4,360		582

Total other commitments	225,002	224,429		145,200

1) Total net amount equals gross amount less any participations.

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other commitments. See note 34 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2005 for a detailed description of other off-balance sheet commitments.

Variable interest entities
FIN 46R “Consolidation of Variable Interest Entities An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Further details are available in notes 1, 2 and 36 of Credit Suisse Group’s Annual Report 2005 regarding the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities.

The following table sets forth the total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	30.09.06	31.12.05

Collateralized debt obligations	13,320	20,515
Commercial paper conduits	5,762	8,528
Financial intermediation	104,415	78,909

Total	123,497	107,952

The following table sets forth the total assets by category related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	30.09.06	31.12.05

Collateralized debt obligations	9,448	3,365
Commercial paper conduits	1	1
Financial intermediation	13,922	14,032

Total assets consolidated pursuant to FIN 46R	23,371	17,398

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 9.4 billion and CHF 3.4 billion of assets and liabilities of these VIEs as of September 30, 2006 and December 31, 2005, respectively. The increase in the total assets consolidated primarily reflected the application of FSP FIN 46(R)-6. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.4 billion and CHF 1.0 billion as of September 30, 2006 and December 31, 2005, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.
As of September 30, 2006 the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 14.4 billion, which consisted of CHF 5.8 billion of funded assets and the CP conduits’ commitments to purchase CHF 8.6 billion of additional assets. As of December 31, 2005, the Group’s maximum loss exposure was CHF 14.2 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities was CHF 29.6 billion and CHF 12.8 billion as of September 30, 2006 and December 31, 2005, respectively, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation
The Group has provided reserves for litigation, claims and proceedings in accordance with SFAS No. 5, “Accounting for Contingencies.” The Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Investment Banking, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters as of September 30, 2006, to CHF 1.3 billion (USD 1.0 billion) after deductions for settlements that have since taken place.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

Report of Independent Registered Public Accounting Firm to the Board of Directors of Credit Suisse Group, Zurich

We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse Group and subsidiaries (the “Group”) as of September 30, 2006, the related condensed consolidated statements of income and comprehensive income for the three and nine month periods ended September 30, 2006 and 2005, and the related condensed consolidated statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September 30, 2006 and 2005. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended (not presented herein) prior to the restatement for the discontinued operations of Winterthur Swiss Insurance Company as described in the “Notes to the condensed consolidated financial statements unaudited,” and in our report dated March 23, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Philipp Rickert Certified Public AccountantSwiss Certified Accountant Auditor in charge
Zurich, Switzerland October 31, 2006
Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CS US	CS.N	CS,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) One ADS represents one registered share.

Credit Suisse Group’s ordinary shares are registered shares with a par value of CHF 0.50 per share and are listed on the Swiss Exchange/virt-x. In addition, Credit Suisse Group has a sponsored level II American Depositary Shares (ADS) program listed on the New York Stock Exchange for which Deutsche Bank Trust Company Americas acts as depositary. Each ADS represents one registered share of the Group.

Further information about historic share prices and other share-related statistics can be found within the Credit Suisse Group financial highlights section of this document and at www.credit-suisse.com/investors.

Ratings
		Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group	Short term	–	A-1	F1+
	Long term	Aa3	A+	AA-
	Outlook	Stable	Stable	Stable

Credit Suisse	Short term	P-1	A-1+	F1+
	Long term	Aa3	AA-	AA-
	Outlook	Stable	Stable	Stable

Foreign currency translation rates
The following table sets forth principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	3Q 2006	2Q 2006	3Q 2005	30.09.06	30.06.06	31.12.05

1 USD	1.24	1.25	1.28	1.2540	1.2250	1.3137
1 EUR	1.58	1.57	1.55	1.5884	1.5664	1.5572
1 GBP	2.31	2.27	2.28	2.3423	2.2657	2.2692
100 JPY	1.07	1.09	1.14	1.0620	1.0716	1.1190

Cautionary statement regarding forward-looking information
This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel.+41 44 212 16 16
Fax+41 44 333 25 87

www.credit-suisse.com

5520144 English

Credit Suisse Group
Quarterly Results 2006/Q3

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-
looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US
Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's Quarterly Report
2006/Q3.

Credit Suisse Group – Quarterly results 3Q06

Slide 2

Financial highlights

1) From continuing operations, excluding minority interest revenues of CHF 640 m, CHF 741 m, CHF 523 m, CHF 2,665 m, CHF 1,520 m and
minority interest expenses of CHF 10 m, CHF 13 m, CHF 5 m, CHF 32 m, CHF 17 m in 3Q06, 2Q06, 3Q05, 9M06 and 9M05, respectively, from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest

CHF m

Change in % from

Change
in % from

Credit Suisse Group – Quarterly results 3Q06

Slide 3

3Q06

2Q06

3Q05

9M06

9M05

Net revenues

7,436

(8)

(2)

25,124

17

Total operating expenses

5,646

1

0

17,862

7

Pre-tax income

1,830

(25)

(9)

7,353

52

Net income

1,892

(12)

(1)

6,654

40

Basic earnings per share in CHF

1.74

(10)

4

6.00

44

1)

1)

1)

1)

3Q06

2Q06

3Q05

9M06

9M05

Return on equity – Group in %

18.9

21.6

20.1

21.7

16.9

Return on equity – Banking in %

19.0

23.4

22.7

23.4

18.1

Cost/income ratio in %

75.9

69.4

74.0

71.1

77.9

Net new assets in CHF bn

31.0

30.1

18.7

88.5

47.4

Pre-tax income by segment

Pre-tax income

CHF m

939

200

1,123

27

758

158

1,037

1,287

1,022

Investment Banking

Private Banking

Asset Management

3Q05

2Q06

3Q06

1)

1) Includes credits of CHF 474 m from insurance settlements for litigation and related costs

2) Includes realignment costs of CHF 152 m, including CHF 127 m write-down of intangible assets

3) Includes realignment costs of CHF 40 m

2)

3)

Credit Suisse Group – Quarterly results 3Q06

Slide 4

Investment Banking with mixed third quarter results

Highlights third quarter 2006

Solid results in fixed income trading
and investment banking1)

Weaker performance in equity trading

Improved results in all key businesses
for the first nine months of 2006

1) equity underwriting, debt underwriting and advisory

Credit Suisse Group – Quarterly results 3Q06

Slide 5

Underwriting and advisory with good performance
despite slowdown in market activity

Advisory

Debt underwriting

Equity underwriting

1,104

1,185

1,038

1,331

1,052

3Q05

4Q05

1Q06

2Q06

3Q06

Seasonal slowdown in underwriting
activity resulted in lower revenues
compared to 2Q06

Improved contribution from debt
underwriting compared to 3Q05

Market share improvements in M&A
and Equities from 2Q06

Market leader in leveraged buyout
(LBO) transactions, advising clients in
six of the top ten LBO deals
announced globally in 2006

Underwriting and advisory revenues

CHF m

Comments on 3Q06

Credit Suisse Group – Quarterly results 3Q06

Slide 6

Good fixed income trading results

1,969

1,566

2,767

1,939

2,137

3Q05

4Q05

1Q06

2Q06

3Q06

Stronger results in commercial
mortgage-backed securities, global
foreign exchange and collateralized
debt obligations

Good growth in commodities trading in
its first year of operation

Higher transaction revenues in
residential mortgage-backed
securities1)

Fixed income trading revenues

CHF m

Comments on 3Q06

1) Excluding the positive CHF 216 m adjustment to the fair value of retained interests in residential mortgage-backed securities in 3Q05

+10%

+9%

Credit Suisse Group – Quarterly results 3Q06

Slide 7

Lower equity trading performance

Uneven performance in the derivatives
business contributed to revenue
declines from prior quarters

Prime services with strong results and
an increase in client balances

Steady client-driven activity in the
cash businesses

Advanced execution services (AES)
with continued strong revenue growth
and award for “Best Algorithmic
Trading System” in 2006

Equity trading revenues

CHF m

Comments on 3Q06

1,341

1,021

2,077

1,146

1,062

3Q05

4Q05

1Q06

2Q06

3Q06

(7%)

(21%)

Credit Suisse Group – Quarterly results 3Q06

Slide 8

Cost reduction program gaining traction

1) Excluding credits of CHF 474 m from insurance
settlements for litigation and related costs in 2Q06

Compensation / Revenue ratio in %

2004

2005

9M06

56.5

55.5

53.5

Other expenses

CHF m

1,326

1,168

759

3Q06

53.5

1,211

Executing an aggressive program to
achieve sustainable, long-term
cost/income ratio reductions

Disciplined approach to
compensation / revenue ratio

3Q06 non-compensation expenses
down from 2Q061)

Specific non-compensation expense
targets for year-end 2006 run-rate and
2007 given to each business by
category of expense and region

3Q05

4Q05

1Q06

2Q06

3Q06

1,129

1,2331)

Credit Suisse Group – Quarterly results 3Q06

Slide 9

Private Banking with steady pre-tax income and asset
growth

Highlights third quarter 2006

Pre-tax income at the same level as
strong 3Q05

Low level of client activity affecting
transaction volumes through much of
third quarter

Year-to-date net new assets growth of
8.1% above 6% mid-term target1)

Launch of additional onshore
operations (e.g. Russia)

1) for Wealth Management

Credit Suisse Group – Quarterly results 3Q06

Slide 10

Wealth Management with lower revenues and margin
reflecting lower level of client activity

Net revenues and gross margin

1.9

1.9

2.2

2.0

1.8

109

125

113

101

114

0.0

1.0

2.0

3.0

30

55

80

105

130

CHF bn

Gross margin
on AuM
in bp
(right-hand scale)

Net revenues
in CHF bn
(left-hand scale)

Rolling 4 quarters
gross margin on
AuM in bp
(right-hand scale)

(9%)

(1%)

3Q05

4Q05

1Q06

2Q06

3Q06

bp

Credit Suisse Group – Quarterly results 3Q06

Slide 11

Margins on assets under management

Transaction-based margin

Asset-based margin

Gross margin

Net margin

9M05

40.4 bp

73.3 bp

113.7 bp

42.3 bp

9M06

41.5 bp

71.1 bp

112.6 bp

44.8 bp

Wealth Management - Gross margin 3Q06 vs. 3Q05

3Q06

3Q05

652

732

Reduced transaction-based revenues due to lower client activity and volumes

Increase in underlying interest income of 5% below 12% growth rate in average
AuM as lending business grows at a lower rate

Further dilution of asset-based margin from the international mix of AuM growth

+12%

Average AuM

CHF bn

Credit Suisse Group – Quarterly results 3Q06

Slide 12

Transaction-based

Asset-based

  o/w Interest-related

  o/w Non interest-related

Net revenues

Net revenues

CHF m

3Q06

3Q05

Change

in bp

Change in
gross margin

684

1,180

417

763

1,864

575

1,268

437

831

1,843

(16%)

7%

5%

9%

(1%)

(10.5)

(3.1)

(1.7)

(1.4)

(13.6)

16.8

6.8

14.5

16.5

10.9

7.8

8.6

7.2

7.5

7.4

0

5

10

15

20

0

5

10

Wealth Management with steady asset growth

Net new assets and growth

3Q05

4Q05

1Q06

2Q06

3Q06

Net new assets in CHF bn (left-hand scale)

Net new asset growth in % 1) (right-hand scale)

714.1

28.2

10.9

753.2

30.06.2006

Net new

assets

Market and
FX related
movements

30.09.2006

CHF bn

%

1) Rolling 4 quarter average

+5.5%

Assets under management

CHF bn

Credit Suisse Group – Quarterly results 3Q06

Slide 13

Wealth Management shows tight cost management with
targeted growth

(10%) vs. 2Q06 due to higher
personnel expenses offset by
revised expectations of year-
end bonus payments

Compensation and benefits

Stable against 3Q05

4% marginal decrease
against 2Q06

Other expenses

3Q05

4Q05

1Q06

2Q06

3Q06

1,255

1,163

1,264

1,161

1,139

  Pre-tax income margin in %

     38.7                       37.6                         43.2                        38.3                          37.1

  Pre-tax income margin in %                9M05                     9M06

                                                                                                                                 37.2            39.7

9M06 pre-tax margin running at
40% mid-term target level

Operating expenses

CHF m

Credit Suisse Group – Quarterly results 3Q06

Slide 14

Corporate & Retail Banking achieved another strong
result with good cost control and improving asset quality

Comments on 3Q06

3Q06

3Q05

4Q05

1Q06

2Q06

338

316

322

345

344

  Pre-tax income margin in %

   37.1                 38.0                  39.1                  39.1               40.3

  Pre-tax return on average ERC in %

  40.0                   42.4                  48.4                  49.3               48.1

Pre-tax income margin and pre-tax
return on average economic risk
capital (ERC) at high levels and well
above mid-term target

+7%

Pre-tax income

CHF m

Credit Suisse Group – Quarterly results 3Q06

Slide 15

Asset Management continues to reshape the business
while launching growth initiatives

Highlights third quarter 2006

Strong net new assets of CHF 21.2 bn,
generated in various asset classes

Increased fees from asset management
and fund administration services

All business realignment efforts on track

Headcount reduction in U.S. in
progress

Product repositioning, especially in
US, Japan and Australia

CHF 40 m realignment costs in 3Q06

Growth initiatives launched in
alternative investments

Credit Suisse Group – Quarterly results 3Q06

Slide 16

Increased fees and lower investment-related gains

3Q05

4Q05

1Q06

2Q06

3Q06

Asset management
revenues and private
equity commission
and fees

509

549

550

560

139

208

206

115

89

603

Private equity and
other investment-
related gains

1) Based on revenues before private equity and other investment-related gains

+18%

+8%

Net revenues

CHF m

Gross margin on AuM1)

bp

         38.8                   39.1                    36.2                      36.5                      37.8

Credit Suisse Group – Quarterly results 3Q06

Slide 17

Operating expenses in line with business development

CHF m

Operating expenses

Reflects ongoing efforts to
hire high quality
investment talent

Realignment costs of
CHF 22 m due to
severance-related costs

Compensation and benefits

Increase in commission
expenses in line with AuM

Realignment costs of
CHF 18 m

Other expenses

253

252

261

255

286

195

264

259

394

249

3Q05

4Q05

1Q06

2Q06

3Q06

516

520

6491)

448

Pre-tax income margin in %

       30.9                           31.8                         31.0                 4.0 / 26.5        22.8 / 28.6

1) Including realignment costs of CHF 152 m

2) Including realignment costs of CHF 40 m

3) Excluding realignment cost

3)

3)

Credit Suisse Group – Quarterly results 3Q06

Slide 18

Strong net new asset growth

Net new assets and growth

Net new assets in CHF bn (left-hand scale)

Net new asset growth1) in % (right-hand scale)

Assets under management

CHF bn

615.2

21.2

23.2

659.6

30.06.2006

Market and
FX related
movements

Net new
assets

30.09.2006

+7.2%

5.1

17.0

15.5

-0.8

21.2

6.8

7.1

9.9

4.2

3.7

-5

0

5

10

15

20

25

30

-2

0

2

4

6

8

10

12

3Q05

4Q05

1Q06

2Q06

3Q06

CHF bn

%

1) Rolling 4 quarter average

Credit Suisse Group – Quarterly results 3Q06

Slide 19

14.2%

18.0%

20.5%

40.0%

7.3%

Balanced

Alternative

Fixed Income

Money Markets

Equities

Diversified growth in Assets under Management

Asset class mix

CHF bn

As of 30.06.2006

46

78

114

126

251

48

94

119

135

264

Equities

Money

Markets

Fixed

Income

Alternative

Balanced

30.09.2006

30.06.2006

Credit Suisse Group – Quarterly results 3Q06

Slide 20

Winterthur Group - Continued good performance

Highlights third quarter 2006

Due to pending sale, business reported as
discontinued operations

Income from discontinued operations, net of tax
of CHF 424 m

Includes CHF 154 m for a provision release in
relation to taxes in the UK

Winterthur shareholder’s equity increased
CHF 1.1 bn to CHF 9.9 bn driven by increase in
unrealized gains and strong retained earnings

Summary financial information available at
http://www.winterthur.com/worldwide/abw_fin_int.htm

Credit Suisse Group – Quarterly results 3Q06

Slide 21

Capital position

Risk-weighted assets (RWA)

CHF bn

Comments

240

233

11.1

11.3

10.8

10.6

BIS tier 1 ratio in %

10.8

248

245

252

62.7 m shares in the amount of
CHF 3.9 bn have been repurchased to
end of 3Q06

CHF 6 bn share buyback program to
be completed by April 2007

RWA grew 3% with increases lending,
derivatives and investments partially
offset by changes in regulatory
treatment of certain loans and a fall in
market risk equivalents

Tier 1 capital increased 4% with
contribution from retained earnings
and FX movements offset by dividend
accruals and share repurchases

4Q05

3Q05

1Q06

2Q06

3Q06

Credit Suisse Group – Quarterly results 3Q06

Slide 22

   Mid-term
         targets

9M06

Pre-tax income margin

25.1%

> 20%

Pre-tax return on average ERC

32.8%

> 25%

Pre-tax income margin

39.7%

> 40%

Net new asset annualized growth rate

8.1%

> 6%

Pre-tax income margin

39.5%

> 35%

Pre-tax return on average ERC

48.4%

> 35%

Pre-tax income margin

19.7%

> 35%

BIS Tier 1 ratio

(as of September 30, 2006)

10.8%

~ 10%

Return on equity

21.7%

> 20%

Credit Suisse Group – Quarterly results 3Q06

Slide 23

Credit Suisse Group
consolidated

Corporate &
Retail Banking

Wealth
Management

Asset Management

Private
Banking

Investment Banking

Key performance targets overview

Credit Suisse Group – Quarterly results 3Q06

Slide 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: November 2, 2006
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications